Filed Pursuant to Rule 424(b)(3)

Registration No. 333-279719

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated June 4, 2024)

ZURA BIO LIMITED

Resale of Up To 41,596,750 Class A Ordinary Shares

This prospectus supplement updates and supplements the prospectus, dated June 4, 2024 (as supplemented to date, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-279719). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the Securities and Exchange Commission on August 13, 2024 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (collectively, the “Selling Securityholders”) of up to an aggregate of 41,596,750 Class A ordinary shares of Zura Bio Limited (“we” or “Zura”), a Cayman Islands exempted company, par value $0.0001 per share (“Class A Ordinary Shares”), which consists of (i) 20,090,128 Class A Ordinary Shares issued by Zura at the closing of our private placement on April 22, 2024, (ii) 16,102,348 Class A Ordinary Shares issuable upon the exercise of pre-funded warrants to purchase Class A Ordinary Shares (“2024 Pre-Funded Warrants”) issued by Zura at the closing of our private placement on April 22, 2024 and (iii) 5,404,274 Class A Ordinary Shares registrable by Zura pursuant to that certain Amended and Restated Registration Rights Agreement, dated March 20, 2023 by and among Zura, JATT Ventures, L.P., a Cayman Islands exempted limited partnership (the “Sponsor”) and other signatories party thereto (the “A&R Registration Rights Agreement”) granting such holders registration rights with respect to such shares. The Class A Ordinary Shares held by the Selling Securityholders and underlying the 2024 Pre-Funded Warrants held by the Selling Securityholders and registered by the Prospectus are referred to herein as the “Registrable Securities.” While we will not receive any proceeds from the sale of the Registrable Securities by the Selling Securityholders, we will receive proceeds from the exercise of any 2024 Pre-Funded Warrants for cash. Additional details regarding the securities to which the Prospectus relates and the Selling Securityholders is set forth in the Prospectus under “Information Related to Offered Securities” and “Selling Securityholders.”

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

The sale of the Registrable Securities being offered in the Prospectus could result in a significant decline in the public trading price of our securities. Our public shares and public warrants are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbols “ZURA” and “ZURAW,” respectively. On August 12, 2024, the closing price of our Class A Ordinary Shares on Nasdaq was $3.37. See “Risk Factors─Sales and issuances of our Class A Ordinary Shares and future exercise of warrants or registration rights, could result in additional dilution of the percentage ownership of our shareholders and could cause the price of our securities to decline.”

You should read the Prospectus and any prospectus supplement or amendment carefully before you invest in our securities.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 15 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 13, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

Commission File Number 001-40598

ZURA BIO LIMITED

(Exact name of Registrant as specified in its Charter)

Cayman Islands	98-1725736
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1489 W. Warm Springs Rd. #110 Henderson, NV	89014
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (702) 757-6133

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	ZURA	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)
Warrants	ZURAW	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of August 13, 2024, the registrant had 67,207,088 Class A Ordinary Shares and 2,025,988 Public Warrants outstanding.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Our forward-looking statements include, but are not limited to, statements regarding our and our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward- looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the Company and its management thereof and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to:

●	our expectations regarding our product candidates and their related benefits, and our beliefs regarding competing product candidates and products both in development and approved, may not be achieved;
●	our vision and strategy may not be successful;
●	the timing of key events and initiation of our studies and release of clinical data may take longer than anticipated or may not be achieved at all;
●	expectations regarding the potential general acceptability and maintenance of our product candidates by regulatory authorities, payors, physicians, and patients may not be achieved;
●	we may be unable to attract and retain key personnel;
●	expectations with respect to our future operating expenses, capital requirements and needs for additional financing may not be achieved;
●	we have not completed any clinical trials, and have no products approved for commercial sale;
●	we have incurred significant losses since inception, and expect to incur significant losses for the foreseeable future and may not be able to achieve or sustain profitability in the future;
●	we require substantial additional capital to finance our operations, and if we are unable to raise such capital when needed or on acceptable terms, we may be forced to delay, reduce, and/or eliminate one or more of its development programs or future commercialization efforts;
●	we may be unable to renew existing contracts or enter into new contracts;
●	we rely on third-party contract development manufacturing organizations for the manufacture of clinical materials;
●	we rely on contract research organizations, clinical trial sites, and other third parties to conduct our preclinical studies and clinical trials;
●	we may be unable to obtain regulatory approval for our product candidates, and there may be related restrictions or limitations of any approved products;
●	we may be unable to successfully respond to general economic and geopolitical conditions;
●	we may be unable to effectively manage growth;

●	we face competitive pressures from other companies worldwide;
●	we may be unable to adequately protect our intellectual property rights; and
●	other factors set forth in documents filed, or to be filed, with the SEC.

Additional discussion of the risks, uncertainties and other factors described above, as well as other risks material to our business, can be found under “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2023. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can Zura assess the impact of all such risk factors on the business of Zura or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements.  Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or other transactions we may execute.

Forward-looking statements are not guarantees of performance. You should not put undue reliance on our forward-looking statements. Forward-looking statements, reflect the beliefs and opinions of Zura on the relevant subject. These statements are based upon information available to Zura as of the date of this Quarterly Report on Form 10-Q, and while Zura believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that Zura has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. All forward-looking statements attributable to Zura or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. Zura undertakes no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.

Zura Bio Limited

Condensed Consolidated Balance Sheets

(In thousands, except share data)

	June 30,	December 31,
	2024	2023
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$188,443	$99,806
Prepaid expenses and other current assets	1,032	1,037
Total current assets	189,475	100,843
Property and equipment, net	25	—
Total assets	$189,500	$100,843

Liabilities, Redeemable Noncontrolling Interest and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$15,073	$20,302
Total current liabilities	15,073	20,302
Private placement warrants	2,364	990
Total liabilities	17,437	21,292

Commitments and contingencies (Note 9)

Redeemable noncontrolling interest	14,000	18,680

Shareholders’ Equity:
Preferred shares, $0.0001 par value, 1,000,000 authorized as of June 30, 2024, and December 31, 2023; -0- issued and outstanding as of June 30, 2024, and December 31, 2023	—	—
Class A Ordinary shares, $0.0001 par value, 300,000,000 shares authorized as of June 30, 2024 and December 31, 2023; 63,683,806 and 43,593,678 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	6	4
Additional paid-in capital	278,086	162,820
Accumulated deficit	(121,570)	(103,494)
Total Zura Bio Limited shareholders’ equity	156,522	59,330
Noncontrolling interest	1,541	1,541
Total shareholders’ equity	158,063	60,871
Total liabilities, redeemable noncontrolling interest and shareholders’ equity	$189,500	$100,843

See accompanying notes to unaudited condensed consolidated financial statements.

Zura Bio Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(In thousands, except share and per share data)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Operating expenses:
Research and development	$5,539	$28,230	$9,132	$33,114
General and administrative	6,220	5,675	11,006	8,510
Total operating expenses	11,759	33,905	20,138	41,624
Loss from operations	(11,759)	(33,905)	(20,138)	(41,624)
Other (income)/expense, net:
Other (income)/expense	(2)	(7)	(25)	3
Interest income	(2,196)	—	(3,411)	(1)
Dividend income	—	(405)	—	(405)
Change in fair value of private placement warrants	768	532	1,374	355
Change in fair value of note payable	—	—	—	2,244
Total other (income)/expense, net	(1,430)	120	(2,062)	2,196
Loss before income taxes	(10,329)	(34,025)	(18,076)	(43,820)
Income tax benefit	—	—	—	—
Net loss before redeemable noncontrolling interest	(10,329)	(34,025)	(18,076)	(43,820)
Net loss attributable to redeemable noncontrolling interest	—	—	—	203
Net loss	(10,329)	(34,025)	(18,076)	(43,617)
Accretion of redeemable noncontrolling interest to redemption value	(2,337)	—	(2,337)	(203)
Deemed dividend to redeemable noncontrolling interest	—	(10,875)	—	(10,875)
Adjustment of redeemable noncontrolling interest from redemption value to carrying value	—	—	7,017	—
Net loss attributable to Class A Ordinary Shareholders of Zura	$(12,666)	$(44,900)	$(13,396)	$(54,695)
Net loss per share attributable to Class A Ordinary Shareholders of Zura, basic and diluted	$(0.17)	$(1.31)	$(0.22)	$(2.88)
Weighted-average Class A Ordinary Shares used in computing net loss per share attributable to Class A Ordinary Shareholders of Zura, basic and diluted	74,947,369	34,303,125	60,930,956	19,012,464

See accompanying notes to unaudited condensed consolidated financial statements.

Zura Bio Limited

Condensed Consolidated Statements of Changes in Redeemable Noncontrolling Interest, Convertible Preferred Shares and Shareholders’ Equity (Deficit)

(Unaudited)

(In thousands, except share data)

	Redeemable	Convertible Preferred		Class A		Additional			Total
	Noncontrolling	Shares(1)		Ordinary Shares(1)		Paid-in	Accumulated	Noncontrolling	Shareholders’
	Interest	Shares	Amount	Shares	Amount	Capital	Deficit	Interest	Equity (Deficit)
Balance as of December 31, 2023	$18,680	—	—	43,593,678	4	162,820	(103,494)	1,541	60,871

Issuance of Class A Ordinary Shares in connection with April 2024 Private Placement, net of $7.2 million of transaction costs	—	—	—	20,090,128	2	55,221	—	—	55,223
Issuance of Pre-Funded Warrants in connection with April 2024 Private Placement	—	—	—	—	—	50,030	—	—	50,030
Share-based compensation	—	—	—	—	—	5,335	—	—	5,335
Adjustment of redeemable noncontrolling interest from redemption value to carrying value	(7,017)	—	—	—	—	7,017	—	—	7,017
Accretion of redeemable noncontrolling interest to redemption value	2,337	—	—	—	—	(2,337)	—	—	(2,337)
Net loss	—	—	—	—	—	—	(18,076)	—	(18,076)
Balance as of June 30, 2024	$14,000	—	—	63,683,806	6	278,086	(121,570)	1,541	158,063

Balance as of December 31, 2022	$10,000	13,510,415	$12,500	279,720	$—	$—	$(32,056)	$—	$(32,056)

Issuance of Series A-1 convertible preferred shares as license compensation	—	267,939	2,186	—	—	—	—	—	—
Conversion of Series A-1 convertible preferred shares to Class A Ordinary Shares in connection with Business Combination	—	(13,778,354)	(14,686)	13,778,354	2	14,684	—	—	14,686
Issuance of Class A Ordinary Shares in connection with Business Combination, including PIPE Investment, Forward Purchase Investment, and Backstop Shares, net of $4.0 million of transaction costs	—	—	—	12,444,081	1	48,350	—	—	48,351
Issuance of Class A Ordinary Shares to settle research and development license consideration liability	—	—	—	550,000	—	4,488	—	—	4,488
Reclassification of public warrant liability to equity	—	—	—	—	—	2,001	—	—	2,001
Issuance of Class A Ordinary Shares in connection with April 2023 Private Placement, net of $9.8 million of transaction costs	—	—	—	15,041,530	1	54,133	—	—	54,134
Issuance of Pre-Funded Warrants in connection with April 2023 Private Placement	—	—	—	—	—	16,070	—	—	16,070
Issuance of Class A Ordinary Shares to Lilly in connection with 2023 Lilly License	—	—	—	1,000,000	—	7,840	—	—	7,840
Issuance of Restricted share awards				499,993
Share-based compensation	—	—	—	—	—	8,088	—	—	8,088
Net loss	(203)	—	—	—	—	—	(43,617)	—	(43,617)
Accretion of redeemable noncontrolling interest to redemption value	203	—	—	—	—	—	(203)	—	(203)
Stone Peach Call Right issued to noncontrolling interest	—	—	—	—	—	—	—	1,541	1,541
Deemed dividend to redeemable noncontrolling interest	10,875	—	—	—	—	—	(10,875)	—	(10,875)
Balance as of June 30, 2023	$20,875	—	$—	43,593,678	$4	$155,654	$(86,751)	$1,541	$70,448

	Redeemable	Convertible		Class A		Additional			Total
	Noncontrolling	Preferred Shares(1)		Ordinary Shares(1)		Paid-in	Accumulated	Noncontrolling	Shareholders’
	Interest	Shares	Amount	Shares	Amount	Capital	Deficit	Interest	Equity (Deficit)
Balance as of March 31, 2024	$11,663	—	—	43,593,678	4	172,246	(111,241)	1,541	62,550

Issuance of Class A Ordinary Shares in connection with April 2024 Private Placement, net of $7.2 million of transaction costs	—	—	—	20,090,128	2	55,221	—	—	55,223
Issuance of Pre-Funded Warrants in connection with April 2024 Private Placement	—	—	—	—	—	50,030	—	—	50,030
Share-based compensation	—	—	—	—	—	2,926	—	—	2,926
Accretion of redeemable noncontrolling interest to redemption value	2,337	—	—	—	—	(2,337)	—	—	(2,337)
Net loss		—	—	—	—		(10,329)	—	(10,329)
Balance as of June 30, 2024	$14,000	—	—	63,683,806	6	278,086	(121,570)	1,541	158,063

Balance as of March 31, 2023	$10,000	—	—	27,052,155	3	69,703	(41,851)	—	27,855

Issuance of Class A Ordinary Shares in connection with April 2023 Private Placement, net of $9.8 million of transaction costs	—	—	—	15,041,530	1	54,133	—	—	54,134
Issuance of Pre-Funded Warrants in connection with April 2023 Private Placement	—	—	—	—	—	16,070	—	—	16,070
Issuance of Class A Ordinary Shares to Lilly in connection with 2023 Lilly License	—	—	—	1,000,000	—	7,840	—	—	7,840
Issuance of Restricted share awards	—	—	—	499,993	—	—	—	—
Share-based compensation	—	—	—	—	—	7,908	—	—	7,908
Net loss	—	—	—	—	—	—	(34,025)	—	(34,025)
Stone Peach Call Right issued to noncontrolling interest	—	—	—	—	—	—	—	1,541	1,541
Deemed dividend to redeemable noncontrolling interest	10,875	—	—	—	—	—	(10,875)	—	(10,875)
Balance as of June 30, 2023	$20,875	—	$—	43,593,678	$4	$155,654	$(86,751)	$1,541	$70,448

(1) The Company’s convertible preferred shares and Class A Ordinary Shares prior to the closing of the Business Combination (as defined in Note 1) have been retroactively restated to reflect the exchange ratio of approximately 108.083 established in the Business Combination Agreement as described in Note 6.

See accompanying notes to unaudited condensed consolidated financial statements.

Zura Bio Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	For the Six
	Months Ended
	June 30,
	2024	2023
Cash flows from operating activities
Net loss before redeemable noncontrolling interest	$(18,076)	$(43,820)
Adjustments to reconcile net loss to net cash used in operating activities:
Research and development acquired license	—	27,381
Anti-dilution share issuance compensation	—	2,186
Share-based compensation expense	5,335	2,498
Change in fair value of note payable	—	2,244
Change in fair value of research and development license consideration liability	—	1,854
Change in fair value of private placement warrants	1,374	355
Depreciation and amortization	1	—
Foreign exchange transaction (gain)/loss	(25)	6
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	5	(321)
Accounts payable and accrued expenses	(213)	(813)
Net cash used in operating activities	(11,599)	(8,430)
Cash flows from investing activities
Purchase of fixed assets	(17)	—
Purchase of research and development license	(5,000)	(5,750)
Net cash used in investing activities	(5,017)	(5,750)
Cash flows from financing activities
Proceeds from issuance of Ordinary Shares in connection with April 2024 Private Placement, net of $7.2 million of transaction costs	55,223	—
Proceeds from issuance of Pre-Funded Warrants in connection with April 2024 Private Placement	50,030	—
Proceeds from issuance of Ordinary Shares in connection with April 2023 Private Placement, net of $0.1 million of transaction costs	—	63,846
Proceeds from issuance of Class A Ordinary Shares upon Closing of Business Combination	—	56,683
Proceeds from issuance of Pre-Funded Warrants in connection with April 2023 Private Placement	—	16,070
Settlement of note payable	—	(10,000)
Payment of deferred transaction costs	—	(1,184)
Net cash provided by financing activities	105,253	125,415
Net increase in cash and cash equivalents	88,637	111,235
Cash and cash equivalents, beginning of period	99,806	1,567
Cash and cash equivalents, ending of period	$188,443	$112,802

Supplemental Disclosure
Cash paid for taxes	$—	$—
Cash paid for interest	$—	$—

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Conversion of Series A-1 convertible preferred shares for Class A Ordinary Shares	$—	$14,686
Accrued 2023 Lilly License consideration	$—	$12,250
Deemed dividend to redeemable noncontrolling interest	$—	$10,875
Issuance of Class A Ordinary shares for 2023 Lilly License	$—	$7,840
Adjustments to redeemable noncontrolling interest from redemption value to carrying value	$7,017	$—
Share-based equity issuance costs	$—	$5,590
Settlement of research and development license consideration liability	$—	$4,488
Transaction costs include in accounts payable and accrued expenses	$—	$4,122
Reclassification of deferred offering costs to additional paid-in capital	$—	$4,015
Assumption of public and private placement warrants in connection with Business Combination	$—	$3,715
Accretion of redeemable noncontrolling interest to redemption value	$2,337	$—
Reclassification of public warrant liability to equity	$—	$2,001
Issuance of Call Right to noncontrolling interest	$—	$1,541
Purchase of property and equipment included in accounts payable and accrued expenses	$9	$—

See accompanying notes to unaudited condensed consolidated financial statements.

Zura Bio Limited

Notes to Unaudited Condensed Consolidated Financial Statements

(In thousands, except share and per share data)

1.	Organization and Description of Business

Zura Bio Limited, a Cayman Islands exempted company, formerly known as JATT Acquisition Corp (“JATT”), together with its subsidiaries (collectively, the “Company” or “Zura” or “Zura Bio”), is a clinical-stage biotechnology company advancing immunology assets into Phase 2 development programs, including crebankitug (ZB-168), a fully anti-IL7Ra monoclonal antibody, which it has licensed from Pfizer, Inc. (“Pfizer”), as well as torudokimab (ZB-880), a high affinity monoclonal antibody, and tibulizumab (ZB-106), a bispecific antibody relating to IL-17 and BAFF, which it has licensed from Eli Lilly and Company (“Lilly”). The Company’s accounting predecessor, Zura Bio Limited (herein referred to as “Legacy Zura”), was formed in the United Kingdom (“UK”) on January 18, 2022 (“Inception”).

Business Combination

On March 20, 2023 (the “Closing Date”), the Company consummated the previously announced business combination (the “Business Combination”), pursuant to the terms of a business combination agreement (the “Business Combination Agreement”), dated as of June 16, 2022 (as amended on September 20, 2022, November 14, 2022, and January 13, 2023), by and among JATT, JATT Merger Sub, JATT Merger Sub 2, Zura Bio Holdings Ltd. (“Holdco”), and Legacy Zura. Pursuant to the Business Combination Agreement, (a) before the closing of the Business Combination, Holdco was established as a new holding company of Legacy Zura and became a party to the Business Combination Agreement; and (b) on the Closing, in sequential order: (i) Merger Sub merged with and into Holdco, with Holdco continuing as the surviving company and a wholly owned subsidiary of JATT; (ii) immediately following the Merger, Holdco merged with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving company and a wholly owned subsidiary of JATT; and (iii) JATT changed its name to “Zura Bio Limited”.

The Business Combination has been accounted for as a reverse recapitalization, with Legacy Zura being the accounting acquirer and JATT as the acquired company for accounting purposes. Accordingly, all historical financial information presented in the unaudited condensed consolidated financial statements represent the accounts of Legacy Zura. The shares and net loss per share attributable to ordinary shareholders of Legacy Zura prior to the Closing Date have been retroactively restated as shares reflecting the exchange ratio established in the Business Combination Agreement.

Prior to the Business Combination, JATT’s public shares, public warrants, and public units were listed on the New York Stock Exchange (“NYSE”) under the symbols “JATT,” “JATT.WS,” and “JATT.U,” respectively. On March 20, 2023, the Company’s Class A ordinary shares (“Class A Ordinary Shares”) and public warrants began trading on the Nasdaq under the symbols “ZURA” and “ZURAW,” respectively.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use the extended transition period for complying with new or revised accounting standards, and as a result of this election, the consolidated financial statements may not be comparable to companies that comply with public company Financial Accounting Standards Board (“FASB”) standards’ effective dates. The Company may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of an offering or such earlier time that it is no longer an emerging growth company. The Company expects to no longer be an emerging growth company effective December 31, 2026.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company’s unaudited condensed consolidated financial statements (the “condensed consolidated financial statements”) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of its consolidated subsidiaries. Other shareholders’ interests in the Company’s subsidiaries, Z33 Bio, Inc. (“Z33”) and ZB17 LLC (“ZB17”), are shown in the condensed consolidated financial statements as redeemable noncontrolling interest and noncontrolling interest, respectively. All intercompany balances and transactions have been eliminated in consolidation. If necessary, reclassification of amounts previously reported have been made in the accompanying condensed consolidated financial statements in order to conform to current presentation.

These condensed consolidated financial statements have been prepared in accordance with U.S. GAAP applicable to interim financial statements. These condensed consolidated financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with U.S. GAAP. As such, the information included herein should be read in conjunction with the Company’s consolidated financial statements and accompanying notes as of and for the year ended December 31, 2023 (the “audited consolidated financial statements”) that were included in the Company’s Form 10-K filed with the SEC on March 28, 2024. In management’s opinion, these unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2024 and the results of operations for the three months ended June 30, 2024 and 2023 and for the six months ended June 30, 2024 and 2023. The results of operations for the six months ended June 30, 2024 are not necessarily indicative of the results to be expected for the full year ending December 31, 2024 or any other future interim or annual period.

Significant Accounting Policies

Except for the addition of property and equipment, there have been no significant changes in the Company’s significant accounting policies from those that were disclosed in Note 2, Summary of Significant Accounting Policies, included in the Company’s consolidated financial statements in Form 10-K filed with the SEC on March 28, 2024.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, as well as the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions reflected in the condensed consolidated financial statements relate to and include, but are not limited to, the fair value of Class A Ordinary Shares and other assumptions used to measure share-based compensation, the fair value of redeemable noncontrolling interest, and the fair value of public and private placement warrants.

Risks and Uncertainties

The Company is subject to risks common to early-stage companies in the biotechnology industry, including, but not limited to, development by the Company or its competitors of technological innovations, risks of failure of clinical studies, dependence on key personnel, protection of proprietary technology, compliance with government regulations, and ability to transition from preclinical manufacturing to commercial production of products.

The Company’s future product candidates will require approvals from the U.S. Food and Drug Administration and comparable foreign regulatory agencies prior to commercial sales in their respective jurisdictions. There can be no assurance that any product candidates will receive the necessary approvals. If the Company was denied approval, approval was delayed or the Company was unable to maintain approval for any product candidate, it could have a material adverse impact on the Company.

The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized using the straight-line method over the estimated useful life of each asset. Computer and office equipment are depreciated over three years. Expenditures for repairs and maintenance are recorded to expense as incurred.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss attributable to Class A Ordinary Shareholders by the weighted-average number of Class A Ordinary Shares outstanding during the period. Diluted net loss per share excludes the potential impact of the Company’s convertible preferred shares and options to purchase Class A Ordinary Shares because their effect would be anti-dilutive due to the Company’s net loss for the period presented. Since the Company had a net loss in the period presented, basic and diluted net loss per share are the same.

The table below provides potentially dilutive securities not included in the calculation of the diluted net loss per share because to do so would be anti-dilutive:

	June 30,	June 30,
	2024	2023
Shares issuable upon exercise of the public and private placement to purchase Class A Ordinary Shares	12,809,996	12,809,996
Shares issuable upon exercise of options to purchase Class A Ordinary Shares	9,975,424	5,681,471
Shares issuable upon exercise of Z33 Series Seed Preferred Shares Put Right	2,000,000	—
Restricted share units	1,131,970	898,018
Restricted share awards	374,995	499,993
Shares issuable upon exercise of Z33 Series Seed Preferred Shares call option	—	2,000,000
Total	26,292,385	21,889,478

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s financial position, results of operations, or cash flows upon adoption.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (“ASU 2023-07”). ASU 2023-07 requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within the segment measure of profit or loss. This guidance will be applied retrospectively and is effective for annual reporting periods in fiscal years beginning after December 15, 2023, and interim reporting periods in fiscal years beginning after December 31, 2024. The Company does not expect implementation of the new guidance to have a material impact on its consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires annual disclosures of specific categories in the rate reconciliation, additional information for reconciling items that meet a quantitative threshold and a disaggregation of income taxes paid, net of refunds. ASU 2023-09 also eliminates certain existing disclosure requirements related to uncertain tax positions and unrecognized deferred tax liabilities. ASU 2023-09 is effective for the Company beginning with the 2025 Annual Report on Form 10-K. Early adoption is permitted. ASU 2023-09 should be applied prospectively. Retrospective adoption is permitted. The Company is currently assessing the impact this standard will have on the Company’s consolidated financial statements.

3.	Fair Value Measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis. The Company determines fair value based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as determined by either the principal market or the most advantageous market. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy. These levels are:

Level 1: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2: Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level 3: Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

Financial instruments consist of cash and cash equivalents, prepaid and other current assets, accounts payable and accrued expenses, and private placement warrants. The carrying values of the Company’s cash, prepaid and other current assets, and accounts payable and accrued expenses approximate their fair value due to the short-term maturity of these instruments.

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2024 and December 31, 2023, and the fair value hierarchy of the valuation techniques utilized.

	June 30, 2024
	Level 1	Level 2	Level 3	Total
Financial assets:
Cash equivalents	$186,814	$—	$—	$186,814
Financial liabilities:
Private placement warrants	$—	$2,364	$—	$2,364

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets:
Cash equivalents	$97,913	$—	$—	$97,913
Financial liabilities:
Private placement warrants	$—	$990	$—	$990

There were no transfers into or out of Level 1, Level 2, or Level 3 during the three and six months ended June 30, 2024.

Note payable

On December 8, 2022, the Company received $7.6 million in net proceeds from the issuance of a promissory note (the “Note”) issued to Hydra, LLC (“Hydra”) with a face amount of $8.0 million. The Note was repaid on March 20, 2023, upon the consummation of the Business Combination. The Company elected to account for the Note at fair value. Upon the Closing Date of the Business Combination, the Note was remeasured to the settlement value and subsequently repaid for a total of $10.0 million. The Company recorded a loss on remeasurement of the Note of $2.2 million for the six months ended June 30, 2023 within change in fair value of note payable in the condensed consolidated statement of operations. The Note was no longer outstanding as of June 30, 2024 and December 31, 2023.

Research and development license consideration

As consideration for the 2022 Lilly License (see Note 5), Lilly agreed to receive either 550,000 Zura Class A Ordinary Shares upon the closing of the Business Combination (subject to certain lock-up provisions) or 4,702,867 shares of Z33 Series Seed Preferred Shares (the subsidiary redeemable preferred shares) if the Business Combination was not consummated. The arrangement was liability classified and remeasured at fair value at each reporting date (the research and development license consideration liability).

Upon the Closing Date of the Business Combination, the liability was remeasured to its settlement value and subsequently settled through the issuance of 550,000 Class A Ordinary Shares of Zura. The aggregate fair value of the Class A Ordinary Shares of Zura issued to Lilly was determined to be $4.5 million, or $8.16 per share. The Company recorded a loss on the remeasurement of the research and development license consideration liability of $1.9 million for the six months ended June 30, 2023 within research and development in the condensed consolidated statements of operations. The research and development license consideration liability was no longer outstanding as of June 30, 2024 and December 31, 2023.

Private Placement Warrants

As of June 30, 2024, the Company has private placement warrants (see Note 7). Such warrants are measured at fair value on a recurring basis. Because the transfer of private placement warrants to non-permitted transferees would result in the private placement warrants having substantially the same terms as the public warrants, the Company determined that the fair value of each private placement warrant is consistent with that of a public warrant. Accordingly, the private placement warrants are classified as Level 2 financial instruments. The following table provides a summary of changes in the estimated fair value of the private placement warrants:

For the six
months ended
June 30, 2024
Balance at December 31, 2023	$990
Change in fair value	1,374
Balance at June 30, 2024	$2,364

The Company recorded a loss from the change in fair value of the private placement warrants of $0.8 million and $1.4 million for the three and six months ended June 30, 2024, respectively, and a gain of $0.5 million and loss of $0.4 million, for the three and six months ended June 30, 2023, respectively, within change in fair value of private placement warrants on the condensed consolidated statements of operations.

4.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses is comprised of the following as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023[1]
Accrued research and development costs	$7,149	$6,091
Accrued 2023 Lilly License costs	5,000	10,000
Accounts payable	990	2,749
Accrued bonus	837	1,201
Accrued severance	696	—
Other accrued expenses	401	261
Total accounts payable and accrued expenses	$15,073	$20,302

(1)	Comparative figures have been reclassified to conform with current period presentation.

5.	License Agreements

Pfizer

On March 22, 2022, the Company entered into a license agreement and a Series A-1 Subscription and Shareholder’s Agreement (collectively, the “Pfizer Agreement”) with Pfizer. The Company is obligated to make 11 future development and regulatory milestone payments aggregating up to $70.0 million and sales milestone payments up to an aggregate of $525.0 million based on respective thresholds of net sales of products (developed from the licensed compound) (the “Products”), if any. The Company will also pay an annual earned royalty at a marginal royalty rate in the mid-single digits to low double digits (less than 20%), based on thresholds of net sales of Products, if any. Royalties are payable on a country-by-country basis for a certain period of years or upon the later expiration of regulatory exclusivity of the Company’s Products in a country.

The Company is also subject to a potential multi-million dollar transaction payment obligation if, within a certain period the Company has (a) certain changes in control, excluding an initial public offering or any business combination where the securities of the Company are listed on a stock exchange (e.g., a transaction with a special purpose acquisition company), or (b) the Company sublicenses or divests of its rights to the Products.

The Company recognized the first $1.0 million development milestone as a component of research and development in the consolidated statement of operations during the year ended December 31, 2023. This amount due is included in accounts payable and accrued expenses on the condensed consolidated balance sheet as of June 30, 2024. The Company does not owe any other amounts under the Pfizer Agreement as of June 30, 2024.

Lonza

In July 2022, the Company entered into a license agreement (the “Lonza License”) with Lonza Sales AG (“Lonza”) for a worldwide non-exclusive license for Lonza’s gene expression system in exchange for varying considerations depending on a number of factors such as whether the Company enters further into manufacturing agreements with Lonza or with a third party, and whether the Company enters into sublicense agreements with third parties (including up to middle six-figure annual payments per sublicense upon commencement of a sublicense, as well as royalties of up to low-single digit percentages of net sales of certain products over a commercially standard double-digit multi-year term). The Lonza License will remain in effect until terminated. The Company is free to terminate the Lonza License at any time upon 60 days’ notice, with or without cause. Lonza may terminate the Lonza License for cause upon a breach by the Company or for other commercially standard reasons.

During October 2023, the Company began drug substance manufacturing with a third party. As a result of manufacturing with a third party other than Lonza, under the terms of the Lonza License the first annual milestone payment of $0.4 million became due and was paid during the six months ended June 30, 2024. The Company recorded this payment within research and development expense in the condensed consolidated statement of operations during the three months ended March 31, 2024.

2022 Lilly License

On December 8, 2022, the Company’s consolidated subsidiary, Z33 Bio Inc. (“Z33”), entered into a license agreement (the “2022 Lilly License”) with Lilly pursuant to which Lilly granted Z33 an exclusive (even as to Lilly), royalty-bearing global license to develop, manufacture, and commercialize certain intellectual property owned by Lilly relating to its IL-33 compound.

As a finder’s fee in connection with arranging the acquisition, Z33 issued to Stone Peach Properties, LLC (“Stone Peach”) 4,900,222 shares of Z33 Series Seed Preferred Shares, which is included in the measurement of the cost of the acquired asset. Zura has the right, but not the obligation to purchase up to 50% of the Series Seed Preferred Shares issued to Stone Peach at a price per share of $2.448869 for a period of two years from the date of the agreement (the “Call Option”). Stone Peach has the right, but not the obligation to sell up to 50% of the Series Seed Preferred Shares issued to Stone Peach to Zura for a price per share of $2.040724 (the “Put Option”). Stone Peach may exercise its option at any time between the first anniversary and the second anniversary of the transaction. In April 2023, the Company agreed to, within six months of April 24, 2023, exercise its Call Option on 50% of the Z33 Series Seed Preferred Shares previously issued to Stone Peach. The Company agreed to settle its Call Option by issuing 2,000,000 Class A Ordinary Shares. In November 2023, the Company and Stone Peach amended the terms of the agreement, voiding the Company’s obligation to exercise its Call Option, and instead reverting the Company’s rights and obligations under the Call Option back to that of the original agreement. Stone Peach, in addition to the existing Put Option, was granted the right, but not the obligation to sell up to 50% of the Series Seed Preferred Shares issued to Stone Peach to Zura in exchange for 2,000,000 Class A Ordinary Shares (the “Put Right”). Stone Peach may exercise its Put Option and Put Right at any time between April 24, 2024 and April 24, 2028 under the new agreement.

The Company is obligated to pay $3.0 million to Lilly under the 2022 Lilly License upon the completion of a financing by the Company with gross proceeds exceeding $100 million. The Company is further obligated to make 10 commercial, development and regulatory milestone payments up to an aggregate of $155.0 million and sales milestone payments up to an aggregate of $440.0 million based on respective thresholds of net sales of products developed from the licensed compound, if any. The Company will also pay an annual earned royalty to Lilly at a marginal royalty rate between in the mid-single to low-double digits (less than 20%), with increasing rates based on net sales in the respective calendar year, based on a percentage of sales within varying thresholds for a certain period of the year, if any. The Company will account for these contingent payments when they become due. As of June 30, 2024, none of the contingent payments were due.

2023 Lilly License

On April 26, 2023, the Company’s newly-formed subsidiary ZB17 LLC (“ZB17”) entered into a license agreement (the “2023 Lilly License” and, together with the 2022 Lilly License, the “Lilly Licenses”) with Lilly, for an exclusive license to develop, manufacture and commercialize a certain bispecific antibody relating to IL-17 and BAFF (“ZB-106”). ZB17 made a payment of $5.0 million to Lilly during the six months ended June 30, 2024 in connection with the receipt of certain know-how, data, information and materials that Lilly was required to provide under the license agreement.

As a finder’s fee for arranging the acquisition of the 2023 Lilly License, ZB17 granted to Stone Peach the right, but not the obligation, to purchase 4.99% of the fully diluted equity of ZB17 for $1.0 million (the “Stone Peach Call Right”). The Stone Peach Call Right is not exercisable until after the last patient is dosed in any single next clinical trial with ZB-106 and expires one year from the date of first indication approval for ZB-106 by the FDA or the European Medicines Agency (“EMA”). The Stone Peach Call Right represents noncontrolling interest in the Company’s subsidiary, ZB17. As of June 30, 2024, and December 31, 2023, the noncontrolling interest balance was $1.5 million.

As additional consideration, Stone Peach receives annual payments first of $0.6 million, and increasing by 10% annually, so long as the Company maintains its license for ZB-106 on May 1st of each year. An annual payment of $0.7 million became due and was paid during the three months ended June 30, 2024. The Company recorded this payment within research and development expense in the condensed consolidated statement of operations.

As a finder’s fee for arranging the acquisition of the 2023 Lilly License, the Company agreed to make a one-time milestone payment of $5.0 million to BAFFX17, Ltd (“BAFFX17”) upon the occurrence of either: (i) a change of control transaction, (ii) the closing of an issuance of equity or equity-linked securities by the Company of at least $100.0 million, (iii) the consummation of a sale of assets resulting in net proceeds in excess of $100.0 million, or (iv) the Company’s fully diluted shares outstanding exceed 52,500,000 shares (on a split adjusted basis). As the Company’s fully diluted shares outstanding exceeded 52,500,000 shares prior to December 31, 2023, the $5.0 million fee was recorded in accounts payable and accrued expenses in the condensed consolidated balance sheet as of June 30, 2024 and December 31, 2023.

The Company is obligated to make 4 development milestone payments to Lilly up to an aggregate of $155.0 million, and sales milestone payments up to an aggregate of $440 million based on respective thresholds of net sales. The Company is also obligated to pay Lilly over a multi-year period (twelve years, or upon the later expiration of regulatory exclusivity of ZB-106 in a country) an annual earned royalty at a marginal royalty rate in the mid-single digits to low-double digits, with increasing rates depending on net sales in the respective calendar year, based on a percentage of sales within varying thresholds for a certain period of years. The Company is also obligated to pay BAFFX17 a fee equal to 3% of any milestone or royalty payments due to Lilly pursuant to the terms of either the 2022 Lilly License and the 2023 Lilly License with Lilly. Upon receiving written approval from the FDA, EMA, or similar regulatory authority of an Investigational New Drug (“IND”) and the commencement of a clinical trial in the applicable jurisdiction for ZB-106, Stone Peach will also receive a one-time payment of $4.5 million. Stone Peach will also receive a one-time milestone payment of $25 million upon either (i) certain equity-related transactions, or (ii) the receipt of regulatory approval from the applicable regulatory authority for any new indication in the applicable jurisdiction. Furthermore, Stone Peach was granted a royalty of 2% of the aggregate net sales of any products developed from the licensed compound. The Company will account for these contingent payments when they become due. As of June 30, 2024, none of the contingent payments were due.

WuXi Biologics License

In July 2023, the Company entered into a cell line license agreement (the “Cell Line License Agreement”) with WuXi Biologics and its Affiliates (“WuXi Biologics”) for certain of WuXi Biologics’ know – how, cell line, and biological materials (the “WuXi Biologics Licensed Technology”) to manufacture, have manufactured, use, sell and import certain products produced through the use of the cell line licensed by WuXi Biologics under the Cell Line License Agreement (the “WuXi Biologics Licensed Products”). If the Company manufactures all of its commercial supplies of bulk drug product for WuXi Biologics Licensed Products with a manufacturer other than WuXi Biologics or its affiliates, the Company is required to make royalty payments to WuXi Biologics in an amount equal to a fraction of a single digit percentage of global net sales of WuXi Biologics Licensed Products manufactured by a third-party manufacturer (the “Royalty”). If the Company manufactures part of its commercial supplies of the WuXi Biologics Licensed Products with WuXi Biologics or its affiliates, then the Royalty will be reduced accordingly on a pro rata basis. The Cell Line License Agreement will continue indefinitely unless terminated (i) by the Company upon three months’ prior written notice and its payment of all undisputed amounts due to WuXi Biologics through the effective date of termination, (ii) by WuXi Biologics for a material breach by the Company that remains uncured for 30 days after written notice, or (iii) by WuXi Biologics if the Company fails to make a payment and such failure continues for 30 days after receiving notice of such failure.

6.	Shareholders’ Equity

Business Combination

Immediately prior to the Closing Date of the Business Combination, Pfizer was issued additional Series A-1 convertible preferred shares upon the closing of the Business Combination that were immediately converted to 267,939 Class A Ordinary Shares. The shares were issued in accordance with the anti-dilution provision of the Pfizer Agreement.

On the Closing Date and in accordance with the terms and subject to the conditions of the Business Combination, each Class A Ordinary Share of Legacy Zura, par value $0.001 per share, Series A-1 convertible preferred share, outstanding option (whether vested or unvested), and restricted share unit (whether vested or unvested) were canceled and converted into a comparable number of awards that consisted of either the rights to receive or acquire the Company’s Class A Ordinary Shares, par value $0.0001 per share, as determined by the exchange ratio pursuant to the Business Combination Agreement. The exchange ratio is approximately 108.083.

On March 16, 2023, in connection with the closing of the Business Combination and effective upon the Closing Date, the Company authorized 300,000,000 Class A Ordinary Shares, par value of $0.0001 and 1,000,000 preferred shares, par value of $0.0001.

April 2024 Private Placement

On April 18, 2024, the Company entered into subscription agreements (the “Investor Agreements”) with certain institutional and other accredited investors (the “Investors”), whereby the Company agreed to issue 18,732,301 Class A Ordinary Shares, par value $0.0001 per share and pre-funded warrants (the “2024 Pre-Funded Warrants”) to purchase up to 16,102,348 Class A Ordinary Shares. Each Class A Ordinary Share was sold at a price of $3.108 per Class A Ordinary Share and each 2024 Pre-Funded Warrant was sold at a price of $3.107 per 2024 Pre-Funded Warrant for an aggregate purchase price of $108.3 million. See Note 7 for further information on the Pre-Funded Warrants.

On April 18, 2024, the Company also entered into subscription agreements (the “Insider Agreements” and together with the Investor Agreements, the “April 2024 Private Placement”) with certain officers, directors and affiliates of the Company (“Insiders” and together with the Investors, the “Subscribers”), whereby the Company issued 1,357,827 Class A Ordinary Shares, par value $0.0001 per share sold a purchase price of $3.13 per Class A Ordinary Share for an aggregate purchase price of $4.2 million.

The April 2024 Private Placement closed on April 22, 2024, from which the Company received total gross proceeds of approximately $112.5 million, before deducting transaction costs of $7.2 million.

Ordinary Shares Reserved for Issuance

A summary of shares reserved for issuance as of June 30, 2024 is summarized below:

June 30, 2024
Shares issuable upon exercise of warrants to purchase Class A Ordinary Shares	32,694,344
Shares issuable upon exercise of options to purchase Class A Ordinary Shares	10,782,788
Shares available for grant under 2023 Equity Incentive Plan and 2023 Employee Stock Purchase Plan	3,179,417
Shares issuable upon exercise of Z33 Series Seed Preferred Shares Put Right	2,000,000
Restricted Share Units	1,442,473
Total shares reserved for issuance	50,099,022

7.Warrants

In connection with the Business Combination, the Company assumed 5,910,000 private placement warrants to purchase Class A that were held by JATT and 6,899,996 public warrants to purchase Class A Ordinary Shares that were held by JATT’s public shareholders. The Warrants will expire five years after the completion of the Business Combination, or earlier upon redemption or liquidation.

As of June 30, 2024, no warrants have been exercised or redeemed.

Public Warrants

The public warrants became exercisable into Class A Ordinary Shares commencing 30 days after the Business Combination and expire five years from the date of the Business Combination, or earlier upon redemption or liquidation. Each warrant entitles the holder to purchase one share of the Company’s Class A Ordinary Shares at a price of $11.50 per share, subject to certain adjustments.

The Company may redeem, with 30 days written notice, each whole outstanding public warrant for cash at a price of $0.01 per warrant if the Reference Value (as defined below) equals or exceeds $18.00 per share, subject to certain adjustments. The warrant holders have the right to exercise their outstanding warrants prior to the scheduled redemption date at $11.50 per share, subject to certain adjustments. If the Company calls the public warrants for redemption, the Company will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis”, as described in the warrant agreement. For purposes of the redemption, “Reference Value” shall mean the last reported sales price of the Company’s Class A Ordinary Shares for any twenty trading days within the thirty trading-day period ending on the third trading day prior to the date on which notice of the redemption is given.

Private Placement Warrants

The private placement warrants are identical to the public warrants, except that the private placement warrants are not transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the private placement warrants are exercisable on a cashless basis and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the private placement warrants are held by someone other than the initial purchasers or their permitted transferees, then such warrants will be redeemable by the Company and exercisable by the warrant holders on the same basis as the public warrants.

Pre-Funded Warrants

In connection with the April 2023 Private Placement, the Company sold to accredited investors Pre-Funded Warrants to purchase up to 3,782,000 Class A Ordinary Shares at a price of $4.249 per Pre-Funded Warrant for an aggregate purchase price of approximately $16.1 million. Each Pre-Funded Warrant has an exercise price of $0.001 per Class A Ordinary Share and is exercisable for one Class A Ordinary Share at any time or times on or after April 26, 2023, until exercised in full.

In connection with the April 2024 Private Placement, the Company sold to accredited investors Pre-Funded Warrants to purchase up to 16,102,348 Class A Ordinary Shares at a price of $3.107 per Pre-Funded Warrant for an aggregate purchase price of approximately $50.0 million. Each Pre-Funded Warrant has an exercise price of $0.001 per Class A Ordinary Share and is exercisable for one Class A Ordinary Share at any time or times on or after April 22, 2024, until exercised in full.

The following table presents the number of public, private placement, and Pre-Funded warrants outstanding, their exercise price, and expiration dates as of June 30, 2024:

Warrants Issued	Exercise Price	Expiration Date
6,899,996	$11.50	March 2028
5,910,000	$11.50	March 2028
19,884,348	$0.001	N/A

8.	Share-based Compensation

On March 16, 2023, JATT’s board of directors approved the Zura Bio Limited 2023 Equity Incentive Plan (the “Equity Incentive Plan”) which became effective on the day immediately preceding the Closing Date of the Business Combination. The Equity Incentive Plan allows for the grant of share options, both incentive and nonqualified share options; stock appreciation rights (“SARs”), alone or in conjunction with other awards; restricted shares awards (“RSAs”) and restricted share units (“RSUs”); incentive bonuses, which may be paid in cash, shares, or a combination thereof; and other share-based awards. On June 1, 2023, the Company’s board of directors approved an increase to the number of Class A Ordinary Shares that may be issued under the Equity Incentive Plan by an additional 5,564,315 Class A Ordinary Shares.

The Class A Ordinary Shares issuable under the Equity Incentive Plan are subject to an annual increase on January 1st of each calendar year beginning on January 1, 2024, and ending on and including January 1, 2029, equal to the lesser of (i) 5.0% of the aggregate number of Class A Ordinary Shares outstanding on the final day of the immediately preceding calendar year, (ii) 8,059,796 Class A Ordinary Shares or (iii) such smaller number of shares as is determined by the board. As of January 1, 2024, the Company’s board of directors decided not to apply an increase to the Class A Ordinary Shares issuable under the Equity Incentive Plan for the 2024 calendar year.

On March 16, 2023, JATT’s board of directors approved the Zura Bio Limited 2023 Employee Stock Purchase Plan (the “ESPP”) which became effective on the day immediately preceding the Closing Date of the Business Combination. The maximum number of Class A Ordinary Shares that may be issued under the ESPP is 4,029,898, plus an aggregate number of Class A Ordinary Shares that are automatically added under the Equity Incentive Plan on January 1st of each calendar year unless otherwise determined by the Company’s board of directors, beginning on January 1, 2024, and ending on and including January 1, 2029, as discussed above. The ESPP enables eligible employees of the Company and designated affiliates to purchase Class A Ordinary Shares at a discount of 15%. As of June 30, 2024, the Company has not activated its ESPP.

As of June 30, 2024, a maximum of 13,624,111 Class A Ordinary Shares may be issued under either the Equity Incentive Plan and ESPP, collectively.

Equity Incentive Plan

Share Options

The fair value of Equity Incentive Plan share options are estimated on the date of grant using the Black-Scholes option pricing model. The Company lacks significant company-specific historical and implied volatility information. Therefore, it estimates its expected share volatility based on the historical volatility of a publicly traded set of peer companies. Due to the lack of historical exercise history, the expected term of the Company’s share options has been determined using the “simplified” method for awards. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is zero based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The following weighted-average assumptions were used to estimate the fair value of the Equity Incentive Plan share options issued during the six months ended June 30, 2024 and 2023:

	Six Months Ended
	June 30,
	2024	2023
Share price	$3.49	$6.26
Expected volatility	101.1%	97.1%
Risk-free rate	4.2%	3.6%
Expected life	6.1 years	6.1 years
Expected dividend yield	—%	—%

The following table summarizes the Company’s share option activity for the six months ended June 30, 2024:

			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
	Number of	Exercise Price	Contractual	Value
	Options	(per share)	Life (Years)	(in thousands)
Options outstanding at December 31, 2023	5,791,065	$2.12	9.3	$17,752
Granted	5,259,298	3.62	—	—
Forfeited	(267,575)	1.87	—	—
Options outstanding at June 30, 2024	10,782,788	$2.86	9.3	$12,864
Options vested and exercisable at June 30, 2024[1]	2,678,918	$3.18	8.8	$4,234

1Of the vested options as of June 30, 2024, 823,963 remain subject to restrictions on exercisability

Included in the table above are 2,280,560 options to purchase Class A Ordinary Shares issued to certain directors, executives, and employees outside of the Equity Incentive Plan.

The weighted average grant date fair value of options granted during the six months ended June 30, 2024 and 2023 was $2.83 and $5.57, respectively.

Market-Based Share Options

On March 20, 2023, the Company granted 306,373 options to purchase Class A Ordinary Shares (“Market-Based Share Options”) to a certain director of the board. These awards will vest only to the extent that the 20-day volume weighted average trading price (“VWAP”) of the Class A Ordinary Shares is over $30 per Class A Ordinary Share at any time prior to the fifth anniversary of the grant date. These awards have an exercise price of $8.16 and become exercisable when vested and the market condition is satisfied. These awards expire 10 years from the date of grant. The fair value of these Market-Based Share Options was estimated using a Monte Carlo valuation method. The following table sets forth the weighted-average assumptions used at the grant date to determine the fair value of the Market-Based Share Options granted during the six months ended June 30, 2023. No Market-Based Share Options were granted during the six months ended June 30, 2024:

For the
Six Months Ended
June 30,
2023
Expected volatility	80.0%
Risk-free rate	3.6%
Expected life	2.2 years
Expected dividend yield	—%
Fair value per Market-Based Share Options	$4.66

The expense recognized related to Market-Based Share Options during the six months ended June 30, 2024 and 2023 was $0.2 million.

Restricted Share Units

The Company issued RSUs to certain employees, executives, and directors pursuant to the Equity Incentive Plan. The fair value has been estimated based on the closing price of the stock on the grant date

		Weighted
		Average
	Number of	Grant Date
	RSUs	Fair Value
Unvested RSUs at December 31, 2023	1,563,018	$5.93
Granted	—	—
Forfeited	(121,545)	5.24
Vested and unissued	(289,503)	5.42
Unvested RSUs at June 30, 2024	1,151,970	$6.09

The expense recognized related to RSUs during the three and six months ended June 30, 2024 was approximately $0.5 million and $1.1 million, respectively.

Restricted Share Awards

The Company converted RSU’s granted to a certain director pursuant to the Equity Incentive Plan into RSAs during the year ended December 31, 2023. The fair value was estimated based on the closing price of the shares on the original grant date.

		Weighted
		Average
	Number of	Grant Date
	RSAs	Fair Value
Unvested RSAs at December 31, 2023	499,993	$8.16
Granted	—	—
Vested	(124,998)	8.16
Unvested RSAs at June 30, 2024	374,995	$8.16

The expense recognized related to RSAs during the three and six months ended June 30, 2024 was $0.3 million and $0.5, respectively.

Equity Award Modification

On January 10, 2024, the Company and its Chief Medical Officer (the “CMO”) entered into an agreement regarding the CMO’s departure from the Company (the “Severance Agreement”). In connection with the Severance Agreement, 67,525 of the share options previously granted to the CMO became fully vested and exercisable and 40,515 of the RSUs previously granted to the CMO became fully vested. All remaining share options and RSUs not vested were forfeited and cancelled. During the six months ended June 30, 2024, the Company recognized a reversal of approximately $0.1 million of share-based compensation expense related to this modification within research and development expense in the condensed consolidated statement of operations.

Share-based Compensation Expense

Share-based compensation expense for all equity arrangements for the three and six months ended June 30, 2024 and 2023 was as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Research and development	$636	$—	$1,069	$2,186
General and administrative	2,290	2,319	4,266	2,499
Total share-based compensation expense	$2,926	$2,319	$5,335	$4,685

As of June 30, 2024, there was approximately $28.6 million of total unrecognized share-based compensation expense related to options granted to employees, executives, and directors that is expected to be recognized over a weighted average period of 3.3 years. As of June 30, 2024, there was approximately $6.1 million of total unrecognized share-based compensation expense related to RSUs granted to certain employees, executives, and directors under the Company’s Equity Incentive Plan that is expected to be recognized over a weighted average period of 2.9 years. As of June 30, 2024, there was approximately $2.8 million of total unrecognized share-based compensation expense related to RSAs granted to a certain director under the Company’s Equity Incentive Plan that is expected to be recognized over a weighted average period of 2.7 years.

9.	Commitments and Contingencies

Litigation

The Company is not a party to any material legal proceedings and is not aware of any pending or threatened claims. From time to time, the Company may be subject to various legal proceedings and claims that arise in the ordinary course of its business activities.

10.	Redeemable Noncontrolling Interest

As a finder’s fee for the 2022 Lilly License, the Company’s consolidated subsidiary Z33 issued 4,900,222 shares of Z33 Series Seed Preferred Shares to Stone Peach. Zura has the right, but not the obligation to purchase up to 50% of the Series Seed Preferred Shares issued to Stone Peach at a price per share of $2.448869 for a period of two years from the date of the agreement (the “Call Option”). Stone Peach has the right, but not the obligation to sell up to 50% of the Series Seed Preferred Shares issued to Stone Peach to Zura for a price per share of $2.040724 (the “Put Option”). As it is not possible to specifically identify the shares that may be redeemed by exercising the Put Option, and the applicable unit of account is each share, the Company assessed that each share must be considered redeemable until the exercise or the expiration of the Put Option. Accordingly, the Z33 Series Seed Preferred Shares issued to Stone Peach represents redeemable noncontrolling interest.

In April 2023, the Company agreed to, within six months of April 24, 2023, exercise its Call Option on 50% of the Z33 Series Seed Preferred Shares previously issued to Stone Peach. The Company agreed to settle its Call Option by issuing 2,000,000 Class A Ordinary Shares. The amended settlement terms represented an extinguishment and reissuance of the Z33 Series Seed Preferred Shares. The $10.9 million difference between the estimated fair value of the new instrument issued and the carrying value of the Z33 Series Seed Preferred Shares was recorded as a deemed dividend to the redeemable noncontrolling interest and as an adjustment to net loss to arrive at net loss attributable to Class A ordinary shareholders in the consolidated statement of operations.

In November 2023, the Company and Stone Peach amended the terms of the agreement, voiding the Company’s obligation to exercise its Call Option, and instead reverting the Company’s rights and obligations under the Call Option back to that of the original agreement. Stone Peach, in addition to the existing Put Option, was granted the right, but not the obligation to sell up to 50% of the Series Seed Preferred Shares issued to Stone Peach to Zura in exchange for 2,000,000 Class A Ordinary Shares (the “Put Right”). Stone Peach may exercise its Put Option and Put Right at any time between April 24, 2024, and April 24, 2028, under the new agreement. The amended settlement terms represented an extinguishment and reissuance of the Z33 Series Seed Preferred Shares. The $9.2 million difference between the estimated fair value of the new instrument issued and the carrying value of the Z33 Series Seed Preferred Shares was recorded as a deemed contribution from the redeemable noncontrolling interest and as an adjustment to net loss to arrive at net loss attributable to Class A ordinary shareholders in the consolidated statement of operations. On June 30, 2024, the redeemable noncontrolling interest was remeasured from its carrying value as of March 31, 2024 to its redemption price and the difference was recorded as an adjustment to net loss to arrive at net loss attributable to Class A ordinary shareholders for the three and six months ended June 30, 2024 in the condensed consolidated statement of operations.

As of June 30, 2024 and December 31, 2023, the redeemable noncontrolling interest balance was $14.0 million and $18.7 million, respectively.

11.	Subsequent Events

On July 12, 2024, the Company commenced an exchange offer (the “Exchange Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants that were issued in connection with its initial public offering to purchase Class A ordinary shares of the Company, par value $0.0001 per share, and (ii) private placement warrants that were issued in connection with its initial public offering to purchase Class A ordinary shares (together with the public warrants, the “IPO warrants”). The Company offered to all holders of the IPO warrants the opportunity to receive 0.30 Class A ordinary shares in exchange for each outstanding IPO warrant tendered by the holder and exchanged pursuant to the Exchange Offer. Concurrently with the Exchange Offer, the Company also solicited consents from holders of the IPO warrants to amend that certain warrant agreement, dated as of July 16, 2021, by and between the Company and Continental Stock Transfer & Trust Company (“CST”), as warrant agent (the “Warrant Agreement”) to permit the Company to require that each IPO warrant outstanding upon the closing of the Exchange Offer be exchanged for 0.27 Class A ordinary shares, which is a ratio 10% less than the exchange ratio applicable to the Exchange Offer. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least a majority of the outstanding public warrants and a majority of the outstanding private placement warrants.

The Exchange Offer and Consent Solicitation expired at 11:59 p.m., Eastern Time on August 8, 2024. A total of 6,703,428 public warrants, or approximately 97.2% of the outstanding public warrants, and a total of 4,080,580 private placement warrants, or approximately 69.0% of the outstanding private placement warrants, were validly tendered and not validly withdrawn in the Exchange Offer and Consent Solicitation.

On August 12, 2024, the Company completed the Exchange Offer and Consent Solicitation and issued 3,235,184 Class A ordinary shares in exchange for 10,784,008 IPO warrants. In connection with its completion of the Exchange Offer, the Company entered into an amendment, dated August 12, 2024 (the “Warrant Amendment”), to the Warrant Agreement to provide the Company with the right to mandatorily exchange the Company’s remaining outstanding IPO warrants for Class A ordinary shares at an exchange ratio of 0.27 Class A ordinary shares for each IPO warrant. The Company has exercised its right to exchange all remaining untendered IPO warrants in accordance with the terms of the Warrant Amendment (the “Post-Offer Exchange”). The Company has fixed the date for such exchange as August 27, 2024.

On July 24, 2024, the Company executed a settlement agreement (“Settlement Agreement”) in connection with the CEO transition effective April 8, 2024. In respect to 1,950,000 outstanding options held by the former CEO, the Company agreed to (1) accelerate the vesting of 1,000,000 options for his service as CEO through April 8, 2024, (2) revise the vesting schedule applicable to an additional 250,000 options which will vest equally on the first, second and third anniversaries of the Transition Date (as defined therein), and (3) revise the vesting schedule applicable to the remaining 700,000 options, which would vest subject to integral participation in a capital raise of at least $50M within 12 months of the Transition Date, which the Compensation Committee has agreed occurred and vested as of the date of the Settlement Agreement. The Company is currently evaluating the impact of this modification on the consolidated financial statements.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited financial statements as of December 31, 2023, included on Form 10-K filed with the SEC on March 28, 2024, and in conjunction with the unaudited condensed consolidated financial statements and notes thereto included elsewhere in this Quarterly Report on Form 10-Q.

In addition to historical information, this discussion and analysis contains forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including those discussed in the section titled “Risk Factors” in our Form 10-K filed with the SEC on March 28, 2024, that could cause actual results to differ materially from historical results or anticipated results. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “Zura,” “we,” “us,” and “our” refer to Zura Bio Limited, a Cayman Islands exempted company formerly known as JATT Acquisition Corp., and its consolidated subsidiaries. References to JATT Acquisition Corp. or “JATT” refer to the Company prior to the consummation of the Business Combination.

Overview

Zura Bio Limited, formerly known as JATT Acquisition Corp., is a multi-asset clinical-stage biotechnology company focused on developing novel medicines for immune and inflammatory disorders. The experienced leadership team aims to become a leader in the autoimmune and inflammatory field.

We were incorporated as a Cayman Islands exempted company on March 10, 2021. Our wholly owned subsidiary, Zura Bio Limited (“Zura Bio UK”) was formed in the United Kingdom, or UK, on January 18, 2022. Prior to March 20, 2023, our operations were conducted through Zura Bio UK.

We have a limited operating history. Since our inception, our operations have focused on organizing and staffing our company, business planning, raising capital and entering into collaboration agreements for conducting manufacturing, and research and development activities. Our lead product candidates are in the clinical testing stage; however, we have not conducted any clinical tests ourselves, nor have any been conducted during the period since our inception. We do not have any product candidates approved for sale and have not generated any revenue from product sales. We funded our operations up until June 30, 2024 through (i) the sale of equity, raising an aggregate of $10.0 million of gross proceeds from the sale of shares of convertible preferred stock of Zura Bio UK through March 31, 2023; (ii) the issuance of a promissory note, receiving net proceeds of $7.6 million in December 2022; (iii) proceeds from the Business Combination of $56.7 million in March 2023; (iv) the April 2023 Private Placement, raising an aggregate of $80.0 million of gross proceeds from the sale of Class A Ordinary Shares and Pre-Funded Warrants during the year ended December 31, 2023; and (v) the April 2024 Private Placement, raising an aggregate of $112.5 million of gross proceeds from the sale of Class A Ordinary Shares and Pre-Funded Warrants.

Since our inception, we have incurred significant operating losses. Our net loss for the three and six months ended June 30, 2024, was $10.3 million and $18.1 million, respectively. As of June 30, 2024, we had an accumulated deficit of $121.6 million. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

●	continue to advance the preclinical and clinical development of our product candidates;
●	conduct our planned preclinical studies and clinical trials for our product candidates, as well as initiate and complete additional trials of future potential product candidates;
●	scale up our clinical and regulatory capabilities;
●	manufacture current good manufacturing practices, or cGMP, material for clinical trials or potential commercial sales;
●	hire additional clinical, quality, regulatory, manufacturing, scientific and administrative personnel;

●	establish a commercialization infrastructure and scale up manufacturing and distribution capabilities to commercialize any product candidates for which we may obtain regulatory approval;
●	adapt our regulatory compliance efforts to incorporate requirements applicable to marketed products;
●	seek regulatory approval for any product candidates that successfully complete clinical trials;
●	maintain, expand and protect our intellectual property portfolio;
●	add operational, financial, and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts; and
●	incur additional legal, accounting, and other expenses in operating as a public company.

Business Combination

On March 20, 2023 (the “Closing Date”), we consummated the previously-announced transactions contemplated by the Business Combination Agreement, dated June 16, 2022, as amended on September 20, 2022, November 14, 2022, and January 13, 2023 by and among Zura Bio Limited, a limited company incorporated under the laws of England and Wales (“Zura Bio UK”), JATT Acquisition Corp, a Cayman Islands exempted company (“JATT”), JATT Merger Sub, a Cayman Islands exempted company and wholly owned subsidiary of JATT (“Merger Sub”), JATT Merger Sub 2, a Cayman Islands exempted company and wholly owned subsidiary of JATT (“Merger Sub 2”) and Zura Bio Holdings Ltd, a Cayman Islands exempted company (“Holdco”), following the approval at an extraordinary general meeting of JATT’s shareholders held on March 16, 2023.

The Business Combination generated approximately $56.7 million in net proceeds. On March 21, 2023, our Class A Ordinary Shares and public warrants began trading on the Nasdaq under the symbols “ZURA” and “ZURAW,” respectively.

April 2024 Private Placement

On April 18, 2024, we entered into subscription agreements (the “April 2024 Investor Agreements”) with certain institutional and other accredited investors (the “Investors”), whereby we issued 18,732,301 Class A Ordinary Shares, par value $0.0001 per share and pre-funded warrants (the “2024 Pre-Funded Warrants”) to purchase up to 16,102,348 Class A Ordinary Shares. Each Class A Ordinary Share was sold at a price of $3.108 per Class A Ordinary Share and each 2024 Pre-Funded Warrant was sold at a price of $3.107 per 2024 Pre-Funded Warrant for an aggregate purchase price of $108.3 million.

On April 18, 2024, we also entered into subscription agreements (the “April 2024 Insider Agreements” and together with the April 2024 Investor Agreements, the “April 2024 Private Placement”) with certain officers, directors and affiliates of the Company (“Insiders” and together with the Investors, the “2024 Subscribers”), whereby the Company issued 1,357,827 Class A Ordinary Shares, par value $0.0001 per share sold a purchase price of $3.13 per Class A Ordinary Share for an aggregate purchase price of $4.2 million.

The April 2024 Private Placement closed on April 22, 2024, from which we received gross proceeds of approximately $112.5 million.

April 2023 Private Placement

On April 26, 2023, the Company entered into its second PIPE subscription agreement (the “April 2023 Private Placement”) with certain accredited investors (the “Subscribers”), whereby the Company issued 15,041,530 Class A Ordinary Shares, par value $0.0001 per share and pre-funded warrants (the “2023 Pre-Funded Warrants”) to purchase up to 3,782,000 Class A Ordinary Shares. Each Class A Ordinary Share was sold at a price of $4.25 per Class A Ordinary Share and each Pre-Funded Warrant was sold at a price of $4.249 per Pre-Funded Warrant for an aggregate purchase price of $80.0 million.

2023 Lilly License

On April 26, 2023, the Company’s newly formed subsidiary ZB17 LLC (“ZB17”) entered into a license agreement (the “2023 Lilly License” and, together with the 2022 Lilly License, the “Lilly Licenses”) with Lilly, for an exclusive license to develop, manufacture and commercialize a certain bispecific antibody relating to IL-17 and BAFF (“ZB-106”). ZB17 made a payment of $5.0 million to Lilly during the six months ended June 30, 2024, in connection with the receipt of certain know-how, data, information and materials that Lilly was required to provide under the license agreement.

As a finder’s fee for arranging the acquisition of the 2023 Lilly License, ZB17 granted Stone Peach the right, but not the obligation, to purchase 4.99% of the fully diluted equity of ZB17 for $1.0 million (the “Stone Peach Call Right”). The Stone Peach Call Right is not exercisable until after the last patient is dosed in any single next clinical trial with ZB-106 and expires one year from the date of first indication approval for ZB-106 by the FDA or the European Medicines Agency (“EMA”). The Stone Peach Call Right represents noncontrolling interest in the Company’s subsidiary, ZB17.

As additional consideration, Stone Peach receives annual payments first of $0.6 million, and increasing by 10% annually, so long as the Company maintains its license for ZB-106 on May 1st of each year. An annual payment of $0.7 million became due and was paid during the three months ended June 30, 2024.

As a finder’s fee for arranging the acquisition of the 2023 Lilly License, we agreed to make a one-time milestone payment of $5.0 million to BAFFX17, Ltd (“BAFFX17”) upon the occurrence of either: (i) a change of control transaction, (ii) the closing of an issuance of equity or equity-linked securities by the Company of at least $100.0 million (iii) the consummation of a sale of assets resulting in net proceeds in excess of $100.0 million, or (iv) the Company’s fully diluted shares outstanding exceed 52,500,000 shares (on a split adjusted basis). As the Company’s fully diluted shares outstanding exceeded 52,500,000 shares prior to December 31, 2023, the $5.0 million fee was recorded in accounts payable and accrued expenses in the condensed consolidated balance sheet as of June 30, 2024.

The Company is obligated to make 4 development milestone payments to Lilly up to an aggregate of $155.0 million, and sales milestone payments up to an aggregate of $440 million based on respective thresholds of net sales of products developed from ZB-106. The Company is also obligated to pay Lilly over a multi-year period (twelve years, or upon the later expiration of regulatory exclusivity of ZB-106 in a country) an annual earned royalty at a marginal royalty rate in the mid-single digits to low-double digits, with increasing rates depending on net sales in the respective calendar year, based on a percentage of sales within varying thresholds for a certain period of years. The Company is also obligated to pay BAFFX17 a fee equal to 3% of any milestone or royalty payments due to Lilly pursuant to the terms of either the 2022 Lilly License and the 2023 Lilly License with Lilly. Upon receiving written approval from the FDA, EMA, or similar regulatory authority of the Investigational New Drug (“IND”) and commencement and the commencement of a clinical trial in the applicable jurisdiction for ZB-106, Stone Peach will also receive a one-time payment of $4.5 million. Stone Peach will also receive a one-time milestone payment of $25 million upon either (i) certain equity-related transactions, or (ii) the receipt of regulatory approval from the applicable regulatory authority for any new indication in the applicable jurisdiction. Furthermore, Stone Peach was granted a royalty of 2% of the aggregate net sales of any products developed from the Compound. As of June 30, 2024, none of the contingent payments were due.

2022 Lilly License

On December 8, 2022, the Company’s consolidated subsidiary, Z33 Bio Inc. (“Z33”), entered into a license agreement (the “2022 Lilly License”) with Lilly pursuant to which Lilly granted Z33 an exclusive (even as to Lilly), royalty-bearing global license to develop, manufacture, and commercialize certain intellectual property owned by Lilly relating to its IL-33 compound.

As a finder’s fee in connection with arranging the acquisition, Z33 issued to Stone Peach Properties, LLC (“Stone Peach”) 4,900,222 shares of Z33 Series Seed Preferred Shares, which was included in the measurement of the cost of the acquired asset. As of June 30, 2024, we have the right, but not the obligation to purchase up to 50% of the Series Seed Preferred Shares issued to Stone Peach at a price per share of $2.448869 for a period of two years from the date of the agreement (the “Call Option”). Stone Peach has the right, but not the obligation to sell up to 50% of the Series Seed Preferred Shares issued to Stone Peach to Zura for a price per share of $2.040724 (the “Put Option”). Stone Peach also has the right, but not the obligation to sell up to 50% of the Series Seed Preferred Shares issued to Stone Peach to Zura in exchange for 2,000,000 Class A Ordinary Shares (the “Put Right”). Stone Peach may exercise its Put Option and Put Right at any time between April 24, 2024 and April 24, 2028. The Z33 Series Seed Preferred Shares represent redeemable noncontrolling interest in our subsidiary, Z33.

The Company is obligated to pay $3.0 million to Lilly under the 2022 Lilly License upon the completion of a financing by the Company with gross proceeds exceeding $100 million, in cash or in services, paid to Z33. If the $3.0 million milestone payment is not made by December 7, 2025, Lilly may terminate the 2022 Lilly License and reclaim the asset. The Company is further obligated to make 10 commercial, development and regulatory milestone payments up to an aggregate of $155.0 million and sales milestone payments up to an aggregate of $440.0 million based on respective thresholds of net sales of products developed from the licensed compound. The Company will also pay an annual earned royalty to Lilly at a marginal royalty rate between in the mid-single to low-double digits (less than 20%), with increasing rates based on net sales in the respective calendar year, based on a percentage of sales within varying thresholds for a certain period of the year. The Company will account for these contingent payments when they become due. As of June 30, 2024, none of the contingent payments were due.

Pfizer Agreement

On March 22, 2022, the Company entered into a license agreement and a Series A-1 Subscription and Shareholder’s Agreement (collectively, the “Pfizer Agreement”) with Pfizer. The Company is obligated to make 11 future development and regulatory milestone payments aggregating up to $70.0 million and sales milestone payments up to an aggregate of $525.0 million based on respective thresholds of net sales of products (developed from the licensed compound) (the “Products”). The Company will also pay an annual earned royalty at a marginal royalty rate in the mid-single digits to low double digits (less than 20%), based on thresholds of net sales of Products. Royalties are payable on a country-by-country basis for a certain period of years or upon the later expiration of regulatory exclusivity of the Company’s Products in a country.

The Company is also subject to a potential multi-million dollar transaction payment if, within a certain period the Company has (a) certain changes in control, excluding an initial public offering or any business combination where the securities of the Company are listed on a stock exchange (e.g., a transaction with a special purpose acquisition company), or (b) the Company sublicenses or divests of its rights to the Products.

The Company does not owe any other amounts under the Pfizer Agreement as of June 30, 2024.

Recent Developments

Chief Executive Officer Transition

On March 24, 2024, the Board of Directors approved a CEO transition from Someit Sidhu, our Founder, Chief Executive Officer and Director, to Robert Lisicki, effective April 8, 2024. Dr. Sidhu remains on the Board as a Director and Mr. Lisicki joined the Board as a Director.

Warrant Exchange

On July 12, 2024, the Company commenced an exchange offer (the “Exchange Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants that were issued in connection with its initial public offering to purchase Class A ordinary shares of the Company, par value $0.0001 per share, and (ii) private placement warrants that were issued in connection with its initial public offering to purchase Class A ordinary shares (together with the public warrants, the “IPO warrants”). The Company offered to all holders of the IPO warrants the opportunity to receive 0.30 Class A ordinary shares in exchange for each outstanding IPO warrant tendered by the holder and exchanged pursuant to the Exchange Offer. Concurrently with the Exchange Offer, the Company also solicited consents from holders of the IPO warrants to amend that certain warrant agreement, dated as of July 16, 2021, by and between the Company and Continental Stock Transfer & Trust Company (“CST”), as warrant agent (the “Warrant Agreement”) to permit the Company to require that each IPO warrant outstanding upon the closing of the Exchange Offer be exchanged for 0.27 Class A ordinary shares, which is a ratio 10% less than the exchange ratio applicable to the Exchange Offer. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least a majority of the outstanding public warrants and a majority of the outstanding private placement warrants.

The Exchange Offer and Consent Solicitation expired at 11:59 p.m., Eastern Time on August 8, 2024. A total of 6,703,428 public warrants, or approximately 97.2% of the outstanding public warrants, and a total of 4,080,580 private placement warrants, or approximately 69.0% of the outstanding private placement warrants, were validly tendered and not validly withdrawn in the Exchange Offer and Consent Solicitation.

On August 12, 2024, the Company completed the Exchange Offer and Consent Solicitation and issued 3,235,184 Class A ordinary shares in exchange for 10,784,008 IPO warrants. In connection with its completion of the Exchange Offer, the Company entered into an amendment, dated August 12, 2024 (the “Warrant Amendment”), to the Warrant Agreement to provide the Company with the right to mandatorily exchange the Company’s remaining outstanding IPO warrants for Class A ordinary shares at an exchange ratio of 0.27 Class A ordinary shares for each IPO warrant. The Company has exercised its right to exchange all remaining untendered IPO warrants in accordance with the terms of the Warrant Amendment (the “Post-Offer Exchange”). The Company has fixed the date for such exchange as August 27, 2024.

Impact of Global Economic Trends

Macroeconomic conditions, including uncertainties associated with the Israel-Hamas war, the ongoing conflict between Ukraine and Russia, economic slowdowns, public health crises, labor shortages, recessions or market corrections, supply chain disruptions, inflation and monetary policy shifts, liquidity concerns at, and failures of, banks and other financial institutions or other disruptions in the banking system or financing markets, rising interest rates and financial and credit market fluctuations, volatility in the capital markets or other evolving macroeconomic developments, continue to have direct and indirect impacts on our business and could in the future materially impact our results of operations and financial condition. We continue to actively monitor the impact of these macroeconomic factors on our results of operations, financial condition and cash flows. The extent of the impact of these factors on our operational performance and financial condition, including our ability to execute our business strategies and initiatives in the expected timeframe, will depend on future developments, which are uncertain and cannot be predicted; however, any continued or renewed disruption resulting from these factors could negatively impact our business.

Components of Operating Results

Operating Expenses

Research and Development Expenses

Research and development (“R&D”) expenses consist of all direct and indirect operating expenses supporting the processes in development, including consulting fees for medical and manufacturing advisory services, costs related to manufacturing material for clinical studies, payroll and benefits, which includes share-based compensation, for research and development employees, licensing fees, and study acquisition costs. Expenses are recognized as the related goods are delivered or the services are performed.

R&D expenses include the cost of in-process research and development (“IPR&D”) assets purchased in an asset acquisition transaction. IPR&D assets are expensed unless the assets acquired are deemed to have an alternative future use, provided that the acquired asset did not also include processes or activities that would constitute a “business” as defined under U.S. GAAP, the drug has not achieved regulatory approval for marketing and, absent obtaining such approval, has no established alternative future use. Acquired IPR&D payments are immediately expensed in the period in which they are incurred and include upfront payments, as well as transaction fees and subsequent pre-commercial milestone payments. Research and development costs incurred after the acquisition are expensed as incurred. R&D expenses also include the remeasurement of the research and development license consideration liability. The research and development license consideration liability represented an obligation to issue either preferred shares of the Company’s subsidiary or Class A Ordinary Shares to Lilly as consideration for the 2022 Lilly License, which was ultimately settled through the issuance of Class A Ordinary Shares upon the closing of the Business Combination.

Research and development expenses could include:

●	employee-related expenses, including salaries, bonuses, benefits, share-based compensation and other related costs for those employees involved in research and development efforts;
●	external research and development expenses incurred under agreements with clinical research organizations, investigative sites and consultants to conduct our studies;
●	costs related to manufacturing material for preclinical studies and clinical trials, including fees paid to contract manufacturing organizations;
●	milestone payments under the Company’s licensing agreements;

●	laboratory supplies and research materials;
●	costs related to compliance with regulatory requirements; and
●	facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent, maintenance of facilities, insurance and equipment.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We plan to substantially increase our research and development expenses for the foreseeable future as we develop our product candidates and manufacturing processes and conduct discovery and research activities for our clinical programs. We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future clinical studies of our product candidates due to the inherently unpredictable nature of clinical development. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We anticipate that we will make determinations as to how we pursue our product candidates and how much funding to direct to each program on an ongoing basis in response to the results of future clinical trials, regulatory developments and our ongoing assessments as to commercial potential. We will need to raise substantial additional capital in the future. Our clinical development costs are expected to increase as we commence, continue and expand our clinical trials. Our future expenses may vary significantly each period based on factors such as:

●	expenses incurred to conduct preclinical studies required to advance our product candidates into clinical trials;
●	per patient clinical trial costs, including based on the number of doses that patients receive;
●	the number of patients who enroll in each clinical trial;
●	the number of clinical trials required for approval;
●	the number of sites included in the clinical trials;
●	the countries in which the clinical trials are conducted;
●	the length of time required to enroll eligible patients;
●	the drop-out or discontinuation rates of patients;
●	potential additional safety monitoring requested by regulatory agencies;
●	the duration of patient participation in clinical trials and follow-up;
●	the phase of development of the product candidate;
●	third party contractors failing to comply with regulatory requirements or meet their contractual obligations in a timely manner, or at all;
●	the cost of insurance, including product liability insurance, in connection with clinical trials;
●	regulators or institutional review boards requiring that we or our investigators suspend or terminate clinical development for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks; and
●	the efficacy and safety profile of our product candidates.

General and Administrative Expenses

General and administrative (“G&A”) expenses primarily consist of professional fees for legal, accounting, and consulting costs relating to corporate matters, as well as salaries and related costs for personnel in executive and administrative functions, including share-based compensation.

We anticipate that our general and administrative expenses will increase in the future as we continue to support research and development activities and incur increased costs of operating as a public company. These costs include increased headcount to support expanded operations and infrastructure.

Additionally, we anticipate increased costs associated with maintaining compliance with Nasdaq rules and SEC requirements such as accounting, audit, legal and consulting services, as well as director and officer liability insurance, investor and public relations activities.

Results of Operations

Comparison of the Three Months Ended June 30, 2024 and 2023

The following table summarizes our results of operations for the periods presented (in thousands):

	For the Three Months Ended
	June 30,		$	%
	2024	2023	Change	Change
Operating expenses:
Research and development	$5,539	$28,230	$(22,691)	(80)%
General and administrative	6,220	5,675	545	10%
Total operating expenses	11,759	33,905	(22,146)	(65)%
Loss from operations	(11,759)	(33,905)	22,146	(65)%
Other (income)/expense, net:
Other income, net	(2)	(7)	5	(71)%
Interest income	(2,196)	—	(2,196)	0%
Dividend income	—	(405)	405	(100)%
Change in fair value of private placement warrants	768	532	236	44%
Total other (income)/expense, net	(1,430)	120	(1,550)	*
Loss before income taxes	(10,329)	(34,025)	23,696	(70)%
Income tax benefit	—	—	—	0%
Net loss before redeemable noncontrolling interest	(10,329)	(34,025)	23,696	(70)%
Net loss attributable to redeemable noncontrolling interest	—	—	—	0%
Net loss	(10,329)	(34,025)	23,696	(70)%
Accretion of redeemable noncontrolling interest to redemption value	(2,337)	—	(2,337)	0%
Deemed dividend to redeemable noncontrolling interest	—	(10,875)	10,875	0%
Net loss attributable to Ordinary Shareholders of Zura	$(12,666)	$(44,900)	$21,359	(48)%

*Percentage change not meaningful

Operating Expenses

Research and Development Expenses (in thousands):

	For the Three Months Ended
	June 30,		$	%
	2024	2023	Change	Change
Research and development	$5,539	$28,230	$(22,691)	(80)%

Research and development expenses decreased by $22.7 million for the three months ended June 30, 2024 compared to the three months ended June 30, 2023. This was primarily due to $27.2 million related to the acquisition of an IPR&D license from Lilly during the three months ended June 30, 2023. This decrease was partially offset by an increase of $1.5 million in expenses related to compensation for personnel in research and development functions including share-based compensation and an increase of $2.3 million of costs incurred for consulting services and manufacturing of our product candidates, in addition to an increase of $0.7 million for an annual milestone payment related to the 2023 Lilly License incurred during the three months ended June 30, 2024.

General and Administrative Expenses (in thousands):

	For the Three Months Ended
	June 30,		$	%
	2024	2023	Change	Change
General and administrative	$6,220	$5,675	$545	10%

General and administrative expenses increased by $0.5 million for the three months ended June 30, 2024 compared to the three months ended June 30, 2023. The increase was primarily due to increases of $0.4 million in expenses related compensation for personnel in executive and administrative functions including share-based compensation, as well as an increase of $0.1 million in professional fees for legal and accounting costs incurred related to our ongoing operations as a public company, as well as travel and office expenses.

Other Expense (Income)

Other Expense/(Income), net

Other income increased by a nominal amount for the three months ended June 30, 2024 compared to the three months ended June 30, 2023. This increase was primarily due to a foreign exchange transaction gain for the three months ended June 30, 2024.

Interest income

Interest income increased by $2.2 million for the three months ended June 30, 2024 as compared to the three months ended June 30, 2023. This is due to an increase in our cash and cash equivalents balance during the three months ended June 30, 2024 as compared to the three months ended June 30, 2023, primarily due to the proceeds generated from the April 2024 Private Placement.

Dividend income

Dividend income decreased by $0.4 million for the three months ended June 30, 2024 as compared to the three months ended June 30, 2023. We held no dividend-generating cash equivalents during the three months ended June 30, 2024.

Change in fair value of private placement warrants

Revaluation loss on the liability-classified private placement warrants assumed in the Business Combination was $0.8 million for the three months ended June 30, 2024 as compared to $0.5 million for the three months ended June 30, 2023.

Accretion of redeemable noncontrolling interest to redemption value

Accretion of redeemable noncontrolling interest to redemption value increased by $2.3 million for the three months ended June 30, 2024 as compared to the three months ended June 30, 2023. This increase is due to modifications of the terms of the Z33 Series Seed Preferred Shares issued to Stone Peach and the resulting remeasurements to redemption value.

Deemed Dividend to Redeemable Noncontrolling Interest

Deemed dividend to the redeemable noncontrolling interest was $10.9 million for the three months ended June 30, 2023, due to the modification of the terms of the Z33 Series Seed Preferred Shares issued to Stone Peach. The Z33 Series Seed Preferred Shares were not modified during the three months ended June 30, 2024.

Comparison of the Six Months Ended June 30, 2024 and 2023

The following table summarize our results of operations for the periods presented (in thousands):

	For the Six
	Months Ended
	June 30,		$	%
	2024	2023	Change	Change
Operating expenses:
Research and development	$9,132	$33,114	$(23,982)	(72)%
General and administrative	11,006	8,510	2,496	29%
Total operating expenses	20,138	41,624	(21,486)	(52)%
Loss from operations	(20,138)	(41,624)	21,486	(52)%
Other (income)/expense, net:
Other (income)/expense	(25)	3	(28)	(933)%
Interest income	(3,411)	(1)	(3,410)	* %
Dividend income	—	(405)	405	(100)%
Change in fair value of private placement warrants	1,374	355	1,019	287%
Change in fair value of note payable	—	2,244	(2,244)	(100)%
Total other (income)/expense, net	(2,062)	2,196	(4,258)	(194)%
Loss before income taxes	(18,076)	(43,820)	25,744	(59)%
Income tax benefit	—	—	—	0%
Net loss before redeemable noncontrolling interest	(18,076)	(43,820)	25,744	(59)%
Net loss attributable to redeemable noncontrolling interest	—	203	(203)	(100)%
Net loss	(18,076)	(43,617)	25,541	(59)%
Accretion of redeemable noncontrolling interest to redemption value	(2,337)	(203)	(2,134)	* %
Deemed dividend to redeemable noncontrolling interest	—	(10,875)	10,875	(100)%
Adjustment of redeemable noncontrolling interest from redemption value	7,017	—	7,017	0%
Net loss attributable to Ordinary Shareholders of Zura	$(13,396)	$(54,695)	$41,299	(76)%

*Percentage change not meaningful

Operating Expenses

Research and Development Expenses (in thousands):

	For the Six
	Months Ended
	June 30,		$	%
	2024	2023	Change	Change
Research and development	$9,132	$33,114	$(23,982)	(72)%

Research and development expenses decreased by $24.0 million for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. This was primarily due to $27.2 million related to the acquisition of an IPR&D license from Lilly during the six months ended June 30, 2023 and a decrease of $1.9 million related to the change in fair value of our research and development license consideration liability during the three months ended June 30, 2023. This decrease was partially offset by an increase of $0.7 million in expenses related to compensation for personnel in research and development functions including share-based compensation and an increase of $3.7 million of costs incurred for consulting services and manufacturing of our product candidates, in addition to an increase of $0.7 million for an annual milestone payment related to the 2023 Lilly License incurred during the six months ended June 30, 2024.

General and Administrative Expenses (in thousands):

	For the Six	For the Six
	Months Ended	Months Ended
	June 30,	June 30,	$	%
	2024	2023	Change	Change
General and administrative	$11,006	$8,510	$2,496	29%

General and administrative expenses increased by $2.5 million for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023. The increase was primarily due to increases of $2.0 million in expenses related compensation for personnel in executive and administrative functions including share-based compensation, as well as an increase of $0.3 million in professional fees for legal and accounting costs incurred related to our ongoing operations as a public company and an increase of $0.2 million of travel and office expenses.

Other (Income) Expense, Net

Other (Income) Expense

Other (income)/expense changed by a nominal amount for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. This change was primarily due to a foreign exchange transaction gain for the six months ended June 30, 2024 as compared to a foreign exchange transaction loss for the six months ended June 30, 2023.

Interest income

Interest income increased by $3.4 million for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023. This is due to an increase in our cash and cash equivalents balance during the six months ended June 30, 2024 as compared to the six months ended June 30, 2023.

Dividend income

Dividend income decreased by $0.4 million for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023. We held no dividend-generating cash equivalents during the six months ended June 30, 2024.

Change in fair value of private placement warrants

Revaluation loss on the liability-classified private placement warrants assumed in the Business Combination was $1.4 million during the six months ended June 30, 2024 compared to a revaluation loss of $0.4 million for the six months ended June 30, 2023.

Change in fair value of note payable

Revaluation loss on the note payable was $2.2 million for the six months ended June 30, 2023, as the note was remeasured to its settlement value and settled at the closing of the Business Combination.

Net loss attributable to redeemable noncontrolling interest

Net loss attributable to redeemable noncontrolling interest was $0.2 million for the six months ended June 30, 2023, representing the noncontrolling shareholder’s interest in the net loss of our consolidated subsidiary, Z33. Z33 had an immaterial amount of net loss for the six months ended June 30, 2024.

Adjustment of redeemable noncontrolling interest

During the six months ended June 30, 2024, redeemable noncontrolling interest was adjusted from its redemption value to its initial fair value, decreased for the noncontrolling shareholder’s interest in net loss of Z33. This $7.0 million adjustment was the result of a decrease in the redemption price below the initial fair value, less the noncontrolling shareholder’s interest in net loss of Z33 as of March 31, 2024. The redeemable noncontrolling interest was remeasured to its redemption value as of June 30, 2024 resulting in accretion of redeemable noncontrolling interest to redemption value of $2.3 million for the six months ended June 30, 2024 as compared to $0.2 million for the six months ended June 30, 2023.

Liquidity and Capital Resources

Overview

Since our inception, we have not generated any revenue and expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. As of June 30, 2024, we had cash and cash equivalents of $188.4 million. As of June 30, 2024, we have funded our operations through (i) the sale of equity, raising an aggregate of $10.0 million of gross proceeds from the sale of our convertible preferred shares; (ii) the issuance of a promissory note, receiving net proceeds of $7.6 million; (iii) proceeds from the Business Combination of $56.7 million in March 2023; and (iv) the April 2023 Private Placement, raising an aggregate of $80.0 million of gross proceeds from the sale of Class A Ordinary Shares and pre-funded warrants in May and June 2023 and the April 2024 Private Placement, raising an additional $112.5 million of gross proceeds from the sale of Class A Ordinary Shares and pre-funded warrants.

We have experienced operating losses and cash outflows from operations since inception and will require ongoing financing in order to continue our research and development activities. We have not earned any revenue or reached successful commercialization of our products. Our future operations are dependent upon our ability to finance our cash requirements which will allow us to continue our research and development activities and the commercialization of our products. There can be no assurance that we will be successful in continuing to finance our operations.

Capital Requirements

To date, we have not generated revenue from any source, including the commercial sale of approved drug products, and we do not expect to generate revenue for at least the next few years. If we fail to complete the development of our product candidates in a timely manner or fail to obtain their regulatory approval, our ability to generate future revenue will be adversely affected. We do not know when, or if, we will generate any revenue from our product candidates, and we do not expect to generate revenue unless and until we obtain regulatory approval of, and commercialize, our product candidates.

We expect our expenses to continue to increase in connection with our ongoing activities, particularly as we continue the research and development, and seek marketing approval for our product candidates, as well as administrative costs associated with supporting our operations. In addition, if we obtain approval for any of our product candidates, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution. Furthermore, we expect to incur additional costs associated with operating as a public company.

We will also be responsible to Pfizer and Lilly for significant future contingent payments under the Pfizer Agreement, the 2022 Lilly License, and the 2023 Lilly License (collectively with the 2022 Lilly License, the “Lilly Licenses”) upon the achievement of certain development, regulatory, and sales milestones, as well as ongoing royalties on net commercial sales. The size and timing of these milestone payments will vary greatly depending upon a number of factors, and it is therefore difficult to estimate the total payments that could become payable to Pfizer and Lilly and when those payments would be due. If we achieve all of the milestones, we would be obligated to pay multimillion dollar development and regulatory milestone payments and sales milestone payments. We will be required to pay certain of these milestone payments prior to the time at which we are able to generate sufficient revenue, if any, from commercial sales of any of our product candidates. We intend to fund these milestone payments using a portion of the proceeds from the Business Combination, the April 2023 Private Placement, and the April 2024 Private Placement. In addition to milestone payments, we are also required to pay Pfizer and Lilly under the Pfizer Agreement and Lilly Licenses, respectively, ongoing royalties in the mid-single digits to low double-digits (less than 20%) percentage range based upon thresholds of net sales of products.

We intend to devote most of the net proceeds from the Business Combination, the April 2023 Private Placement, and the April 2024 Private Placement to the preclinical and clinical development of our product candidates, our public company compliance costs and certain milestone payments. Based on our current business plans, we believe that our existing cash, cash equivalents and investments should be sufficient to fund our operating expenses and capital requirements through at least the next twelve months. Our estimate as to how long we expect our existing cash, cash equivalents and investments to be able to fund our operating expenses and capital requirements is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, could result in less cash available to us or cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical drug products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

●	the extent to which we develop, in-license or acquire other product candidates and technologies in our product candidates pipeline;
●	the costs and timing of process development and manufacturing scale-up activities associated with our product candidates and other programs as we advance them through preclinical and clinical development;
●	the number and development requirements of product candidates that we may pursue;
●	the costs, timing and outcome of regulatory review of our product candidates;
●	the timing and amount of our milestone payments to Pfizer under the Pfizer Agreement and to Lilly under the Lilly Licenses;
●	our headcount growth and associated costs as we expand our research and development capabilities and establish and expand our commercial infrastructure and operations;
●	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distributions, for any of our product candidates for which we receive marketing approval;
●	royalty payments to Pfizer under the Pfizer Agreement and Lilly under the Lilly Licenses;
●	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;
●	the revenue, if any, received from sales of our product candidates for which we receive marketing approval; and
●	the costs of operating as a public company.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of our product candidates that we do not expect to be commercially available in the near term, if at all and are subject to successful clinical development and regulatory approval. Accordingly, we may need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. To the extent that we raise additional capital through securities or debt financing, the terms of these securities or this debt may restrict our ability to operate. Any financing, if available, may involve covenants limiting and restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, entering into profit-sharing or other arrangements or declaring dividends. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise capital when needed or on acceptable terms, we could be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

Cash Flows

	For the
	Six Months
	Ended
	June 30,
	2024	2023
Net cash used in operating activities	$(11,599)	$(8,430)
Net cash used in investing activities	(5,017)	(5,750)
Net cash provided by financing activities	105,253	125,415
Net increase in cash and cash equivalents	$88,637	$111,235

Cash flows from operating activities

Cash used in operating activities for the six months ended June 30, 2024, was $11.6 million, which consisted of a net loss before redeemable noncontrolling interest of $18.1 million and a net change of $0.2 million in our net operating assets and liabilities, partially offset by $6.7 million in non-cash charges. The non-cash charges consisted of expense from share-based compensation of $5.3 million and a change in fair value on the private placement warrants of $1.4 million, partially offset by a nominal amount of foreign exchange transaction gains.

Cash used in operating activities for the six months ended June 30, 2023, was $8.4 million, which consisted of a net loss before redeemable noncontrolling interest of $43.8 million and a net change of $0.7 million in our net operating assets and liabilities, partially offset by $36.1 million in non-cash charges. The non-cash charges consisted of expense incurred in connection with the 2023 Lilly License of $27.4 million, a change in fair value of our promissory note of $2.2 million, a change in fair value of our research and development license consideration liability of $1.9 million, share-based payment expense of $2.2 million related to the anti-dilution shares issued to Pfizer, additional share-based payments of $2.5 million and a change in fair value on the private placement warrants of $0.3 million partially offset by foreign exchange transaction losses of $0.4 million.

Cash flows from investing activities

Cash used in investing activities for the six months ended June 30, 2024 was $5.0 million, which was primarily related to the cash consideration paid to acquire the 2023 Lilly License as well as a nominal amount of equipment purchased during the period.

Cash used in investing activities for the six months ended June 30, 2023 was $5.8 million, which was entirely related to cash consideration paid to acquire the 2023 Lilly License.

Cash flows from financing activities

Cash provided by financing activities for the six months ended June 30, 2024 was $105.3 million, which consisted of $62.5 million of proceeds from the issuance of Class A Ordinary Shares in connection with the April 2024 Private Placement, $50.0 million of proceeds from the issuance of Pre-Funded Warrants in connection with the April 2024 Private Placement, partially offset by $7.2 million of transaction costs incurred in connection with such financing.

Cash provided by financing activities for the six months ended June 30, 2023 was $125.4 million, which consisted of $56.7 million of proceeds from the issuance of shares upon the closing of the Business Combination, and $63.9 million of proceeds from the issuance of Class A Ordinary Shares in connection with the April 2023 Private Placement, $16.1 million of proceeds from the issuance of Pre-Funded Warrants in connection with the April 2023 Private Placement, partially offset by a $10.0 million repayment of our promissory note and $1.2 million of payments of deferred transaction costs.

Contractual Obligations and Other Commitments

We have or will enter into agreements in the normal course of business with contract research organizations, contract manufacturing organizations and other vendors for research and development services for operating purposes, which are generally cancelable upon written notice. Some third party CMOs have intellectual property, such as patents and/or know-how with an annual fee and royalty bearing license to its customers that forms part of the manufacturing agreement.

Lonza

We have entered into the Lonza License for a worldwide non-exclusive license for Lonza’s gene expression system in exchange for varying considerations depending on a number of factors such as whether the Company enters further into manufacturing agreements with Lonza or with a third party, and whether the Company enters into sublicense agreements with third parties (including up to middle six-figure annual payments per sublicense upon commencement of a sublicense, as well as royalties of up to low-single digit percentages of net sales of certain products over a commercially standard double-digit multi-year term). The Lonza License will remain in effect until terminated. The Company is free to terminate the Lonza License at any time upon 60 days’ notice, with or without cause. Lonza may terminate the Lonza License for cause upon a breach by the Company or for other commercially standard reasons. During October 2023, the Company began drug substance manufacturing with a third party. As a result of manufacturing with a third party other than Lonza, under the terms of the Lonza License the first annual milestone payment of $0.4 million became due and was paid during the six months ended June 30, 2024 We did not owe any other amounts under the Lonza License as of June 30, 2024.

WuXi Biologics

In July 2023, we entered into a master services agreement with WuXi Biologics (the “WuXi Biologics MSA”). Under the WuXi Biologics MSA, we are obligated to pay WuXi Biologics a service fee and all non-cancellable obligations in the amount specified in each work order associated with the agreement for the provision of services. The People’s Republic of China (“PRC”), and WuXi Biologics specifically, have faced increased scrutiny by the U.S. government, which could impact our ability to supply torudokimab to meet future demand or cause us to incur additional cost to transfer services to another contract manufacturing organization.

The WuXi Biologics MSA terminates on the completion of services under all work orders executed by the parties, unless terminated earlier. The term of each work order terminates upon completion of the services under such work order, unless terminated earlier. We can terminate the WuXi Biologics MSA or any work order at any time upon 30 days’ prior written notice and immediately upon written notice if WuXi Biologics fails to obtain or maintain required material governmental licenses or approvals. Either party may terminate a work order at any time upon three months’ prior notice with reasonable cause, provided however that if WuXi Biologics terminates a work order in such manner, no termination or cancellation fees shall be paid by us and immediately for cause upon the other party’s material breach that remains uncured for 30 days after notice of such breach.

In July 2023, we entered into a cell line license agreement (the “Cell Line License Agreement”) with WuXi Biologics for torudokimab. The Cell Line License Agreement provides the Company with a non-exclusive, worldwide, sublicensable license to certain of WuXi Biologics’ know-how, cell line, and biological materials (the “WuXi Biologics Licensed Technology”) to manufacture, have manufactured, use, sell and import certain products produced through the use of the cell line licensed by WuXi Biologics under the Cell Line License Agreement (the “WuXi Biologics Licensed Products”). In consideration for the license, we agreed to pay WuXi Biologics a non-refundable license fee of $150,000. Additionally, if we manufacture all of our commercial supplies of bulk drug product with a manufacturer other than WuXi Biologics or its affiliates, we are required to make royalty payments to WuXi Biologics in an amount equal to a fraction of a single digit percentage of global net sales of WuXi Biologics Licensed Products manufactured by a third-party manufacturer (the “Royalty”). If we manufacture part of our commercial supplies of the WuXi Biologics Licensed Products with WuXi Biologics or its affiliates, then the Royalty will be reduced accordingly on a pro rata basis.

The Cell Line License Agreement will continue indefinitely unless terminated (i) by us upon three months’ prior written notice and its payment of all undisputed amounts due to WuXi Biologics through the effective date of termination, (ii) by WuXi Biologics for a material breach by us that remains uncured for 30 days after written notice, or (iii) by WuXi Biologics if we fail to make a payment and such failure continues for 30 days after receiving notice of such failure.

In July 2024, we entered into a start-up agreement with a third-party CRO to manage and conduct our planned Phase 2 clinical trial for tibulizumab in systemic sclerosis. The total cost for the start-up agreement is approximately $4.1 million.

We have not included future milestone or royalty payments or other contractual payment obligations as the timing and amount of such obligations are unknown or uncertain and are contingent upon the initiation, continuation, and/or successful completion of future activities.

Critical Accounting Estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our unaudited interim condensed consolidated financial statements, which have been prepared in accordance with U.S. Generally Accepted Accounting Principles, and on a basis consistent with those accounting principles followed by us and disclosed in Note 2 to our most recent annual audited consolidated financial statements in the 2023 Annual Report. The preparation of these unaudited interim condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

Other than as described under Note 2 of our unaudited interim condensed consolidated financial statements, there have been no material changes to our critical accounting policies from those described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our 2023 Annual Report.

Recent Accounting Pronouncements

See Note 2 to our unaudited condensed consolidated financial statements located in “Part I – Financial Information, Item 1. Financial Statements” in this Quarterly Report on Form 10-Q for a description of recent accounting pronouncements applicable to our financial statements.

Emerging Growth Company and Smaller Reporting Company Status

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Upon closing of the Business Combination, we remained an emerging growth company and may elect to extend the transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In addition, as an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	being permitted to present only two years of audited financial statements in addition to any required unaudited interim financial statements, with correspondingly reduced disclosure in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;
●	an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;
●	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registrations statements; and
●	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements; and an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on financial statements.

We would cease to qualify as an emerging growth company on the date that is the earliest of: (i) December 31, 2026, (ii) the last day of the fiscal year in which we have more than $1.07 billion in total annual gross revenues, (iii) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our Class A Ordinary Shares that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, or (iv) the date on which we have issued more than $1.0 billion of non-convertible debt over the prior three-year period. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting requirements in this Quarterly report on Form 10-Q. Accordingly, the information contained herein may be different than you might obtain from other public companies in which you hold equity interests.

We are also a “smaller reporting company” as defined under the Securities Act and Exchange Act. We may continue to be a smaller reporting company so long as either (i) the market value of Class A Ordinary Shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of Class A Ordinary Shares held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and have reduced disclosure obligations regarding executive compensation, and, similar to emerging growth companies, if we are a smaller reporting company under the requirements of (ii) above, we would not be required to obtain an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

As a “smaller reporting company,” as defined by Item 10 of Regulation S-K, we are not required to provide the information otherwise required by this Item 3.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management including our Chief Executive Officer, Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. As of June 30, 2024, our Chief Executive Officer and Chief Financial Officer carried out an evaluation with the participation of management of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of June 30, 2024.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Securities Exchange Act of 1934 that occurred during the quarter ended June 30, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Internal Controls

A control system, no matter how well designed and operated, can provide only reasonable and not absolute assurance of achieving the desired control objectives. In reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. In addition, the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

PART II

Item 1. Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings arising in the ordinary course of our business. We are not currently a party to any material litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, negative publicity, reputational harm and other factors.

Item 1A. Risk Factors.

Please refer to the risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023. We may disclose changes to risk factors or additional risk factors from time to time in our future filings with the SEC.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 3. Defaults upon Senior Securities

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

Our board of directors has set October 23, 2024 as the date for its 2024 annual meeting of stockholders (the “Annual Meeting”). In accordance with the requirements set forth in our Second Amended and Restated Memorandum and Articles of Association (“Articles”), any stockholder seeking to raise a proposal or to make a nomination for consideration at the Annual Meeting must comply with the requirements set forth in our Articles and the requirements of Rule 14a-8 of the Exchange Act, including by delivering a notice of their proposal or nomination to the Company’s Secretary at 1489 W. Warm Springs Rd. #110, Henderson, NV 89014, no later than the close of business on August 26 , 2024. In addition, stockholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must provide in their notice any additional information required by Rule 14a-19(b) under the Exchange Act.

Item 6. Exhibits.

The following exhibits are filed as part of, or incorporated by reference into, this Quarterly Report on Form 10-Q:

Exhibit Number	Description
2.1

Third Amendment dated as of January 13, 2023 to the Business Combination Agreement by and among JATT Acquisition Corp., JATT Merger Sub, JATT Merger Sub 2, Zura Holdings, Ltd. and Zura Bio Limited (incorporated by reference to Exhibit 2.1 of JATT’s Current Report on Form 8-K (File No. 001-40598), filed with the SEC on January 19, 2023).

3.1	Second Amended and Restated Memorandum of Association of Zura Bio Limited (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed with the SEC on March 24, 2023).
4.1	Specimen Warrant Certificate of Zura (incorporated by reference to Exhibit 4.6 of JATT’s Form S-4 (File No. 333-267005) filed with the SEC on August 19, 2022).
4.2	Form of Pre-Funded Warrant to Purchase Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 3, 2023).
4.3	Form of Pre-Funded Warrant to purchase Ordinary Shares (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 23, 2024).
10.1	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 23, 2024).
10.2

Settlement Agreement by and between Zura Bio Limited and Someit Sidhu dated July 24, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 25, 2024).

10.3

Amendment to Warrant Agreement, by and between Zura Bio Limited and Continental Stock Transfer & Trust Company, dated August 12, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2024).

31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

* Filed herewith.

** Furnished herewith.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZURA BIO LIMITED
Date: August 13, 2024	By:	/s/ Robert Lisicki
	Name:	Robert Lisicki
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: August 13, 2024	By:	/s/ Verender Badial
	Name:	Verender Badial
	Title:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO RULE 13A-14(A) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert Lisicki, certify that:

1.I have reviewed this quarterly report on Form 10-Q of Zura Bio Limited;

2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

b)Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 13, 2024	/s/ Robert Lisicki
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO RULE 13A-14(A) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Verender Badial, certify that:

1.I have reviewed this quarterly report on Form 10-Q of Zura Bio Limited;

2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

b)Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 13, 2024	/s/ Verender Badial
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Zura Bio Limited (the “Company”) on Form 10-Q for the quarterly period ended June 30, 2024, as filed with the Securities and Exchange Commission (the “Report”), I, Robert Lisicki, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 13, 2024
/s/ Robert Lisicki
Robert Lisicki
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Zura Bio Limited (the “Company”) on Form 10-Q for the quarterly period ended June 30, 2024, as filed with the Securities and Exchange Commission (the “Report”), I, Verender Badial, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 13, 2024	/s/ Verender Badial
Chief Financial Officer
(Principal Financial and Accounting Officer)